FILE NO. 82-35053

ING

LAW DEPARTMENT

RECEIVED

2007 DEC 17 A 9:24

07028670

December 13, 2007

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SUPPL

Re: ING Canada Inc. – File No. 82-35053

Dear Sir or Madam:

Further to the exemption under Rule 12g3-2(b) granted to ING Canada Inc., we are enclosing the following documents:

- News release announcing certain executive changes at ING Canada Inc. dated September 6, 2007.
- Material change report regarding certain executive changes at ING Canada Inc. dated September 7, 2007;
- News release announcing financial results of ING Canada Inc. for the quarterly period ended September 30, 2007 and dated November 7, 2007;
- Interim management's discussion and analysis of ING Canada Inc. for the quarterly period ended September 30, 2007 and dated November 6, 2007;
- Interim financial statements of ING Canada Inc. for the quarterly period ended September 30, 2007;
- Certification of interim filings by the CEO dated November 6, 2007 (Form 52-109F2);
- Certification of interim filings by the CFO dated November 6, 2007 (Form 52-109F2);

All documents were filed by ING Canada Inc. with the applicable provincial and territorial securities commissions of Canada on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR").

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

Dw 12/18

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

ING

LAW DEPARTMENT

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at (514) 985-7111, ext. 8367.

Very truly yours,

Danistan Saverimuthu
Legal Counsel
ING Canada Inc.

(Enclosures)

cc: Francoise Guénette
Senior Vice President, Corporate and Legal Services
ING Canada Inc.

Chantal Denommée
Vice-President, Legal Affairs and Compliance
ING Canada Inc.

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

FILE NO. 82-35053

ING

NEWS RELEASE

Toronto, ON – September 6, 2007

CHARLES BRINDAMOUR TO BECOME PRESIDENT AND CEO OF ING CANADA

CLAUDE DUSSAULT ELECTED CHAIRMAN OF THE BOARD

Yves Brouillette, Chairman of the Board of ING Canada (TSX : IIC), announced today that Charles Brindamour will succeed Claude Dussault as President and Chief Executive Officer of ING Canada on January 1st 2008.

Mr. Brindamour, who has been Chief Operating Officer of ING Canada since January of this year, joined ING in 1992 and has held a number of executive positions both in Canada and in Europe.

In addition to Mr. Brindamour's appointment, the Board of ING Canada has also elected Mr. Dussault to the position of Chairman of the Company, also effective January 1st 2008. Mr. Brouillette, who has been Chairman of ING Canada since April 2002, will remain a director of the Company and will continue to play an active role in a number of the Board Committees.

These appointments result from Mr. Dussault's decision to retire from his full-time role as President and CEO.

"Charles has demonstrated strong leadership abilities over the years and was instrumental in the development and execution of the vision and strategy", said Mr. Brouillette.

Mr. Brindamour indicated that he was honoured to have the opportunity to lead the Company. "Yves, Claude and the management team have created an outstanding organization and have transformed ING Canada from a collection of regional insurance companies into the largest property and casualty insurance provider in the country. I am looking forward to leading the organization to new heights, together with the ING Canada team, and with the great legacy left by Yves and Claude."

Mr. Brouillette thanked Mr. Dussault for his outstanding contribution to the successes of ING Canada. "Claude has been the main architect of our growth strategy. Under his tenure as CEO, the Company has acquired and integrated two large insurance companies and launched one of the largest and most successful Initial Public Offerings, making ING Canada one of the top 100 companies in Canada. My colleagues on the Board were pleased that he accepted our offer to lead the Board's activities. Claude has demonstrated a great intellect and outstanding business acumen and we are privileged that we will continue to benefit from his experience and advice."

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:

Gilles Gratton
Vice President, Corporate Communications
416 217 7206
gilles.gratton@ingcanada.com

Investor enquiries:

Michelle Dodokin
Vice President, Investor Relations
416 344 8044
michelle.dodokin@ingcanada.com

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

ING Canada Inc. (the "Company")
700 University Avenue
Suite 1500
Toronto, Ontario
M5G 0A1

2. Date of Material Change

September 6, 2007

3. News Release

ING Canada Inc. issued a press release on September 6, 2007 through the facilities of Canada NewsWire.

4. Summary of Material Change

On September 6, 2007, ING Canada announced that Charles Brindamour will succeed Claude Dussault as President and Chief Executive Officer of the Company and the Board of ING Canada has elected Mr. Dussault to the position of Chairman of the Board. The changes are effective as of January 1, 2008.

5. Full Description of Material Change

5.1 Full Description of Material Change

Please refer to the press release dated September 6, 2007, attached hereto, which is incorporated by reference in this report and is available on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For further information regarding this Material Change Report, contact Françoise Guénette, Senior Vice-President, Corporate and Legal Services, and Secretary at (416) 341-1464, ext. 45140.

9. Date of Report

September 7, 2007.

ING

NEWS RELEASE

Toronto, ON – September 6, 2007

CHARLES BRINDAMOUR TO BECOME PRESIDENT AND CEO OF ING CANADA

CLAUDE DUSSAULT ELECTED CHAIRMAN OF THE BOARD

Yves Brouillette, Chairman of the Board of ING Canada (TSX : IIC), announced today that Charles Brindamour will succeed Claude Dussault as President and Chief Executive Officer of ING Canada on January 1st 2008.

Mr. Brindamour, who has been Chief Operating Officer of ING Canada since January of this year, joined ING in 1992 and has held a number of executive positions both in Canada and in Europe.

In addition to Mr. Brindamour's appointment, the Board of ING Canada has also elected Mr. Dussault to the position of Chairman of the Company, also effective January 1st 2008. Mr. Brouillette, who has been Chairman of ING Canada since April 2002, will remain a director of the Company and will continue to play an active role in a number of the Board Committees.

These appointments result from Mr. Dussault's decision to retire from his full-time role as President and CEO.

"Charles has demonstrated strong leadership abilities over the years and was instrumental in the development and execution of the vision and strategy", said Mr. Brouillette.

Mr. Brindamour indicated that he was honoured to have the opportunity to lead the Company. "Yves, Claude and the management team have created an outstanding organization and have transformed ING Canada from a collection of regional insurance companies into the largest property and casualty insurance provider in the country. I am looking forward to leading the organization to new heights, together with the ING Canada team, and with the great legacy left by Yves and Claude."

Mr. Brouillette thanked Mr. Dussault for his outstanding contribution to the successes of ING Canada. "Claude has been the main architect of our growth strategy. Under his tenure as CEO, the Company has acquired and integrated two large insurance companies and launched one of the largest and most successful Initial Public Offerings, making ING Canada one of the top 100 companies in Canada. My colleagues on the Board were pleased that he accepted our offer to lead the Board's activities. Claude has demonstrated a great intellect and outstanding business acumen and we are privileged that we will continue to benefit from his experience and advice."

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:

Gilles Gratton
Vice President, Corporate Communications
416 217 7206
gilles.gratton@ingcanada.com

Investor enquiries:

Michelle Dodokin
Vice President, Investor Relations
416 344 8044
michelle.dodokin@ingcanada.com

ING

NEWS RELEASE

Toronto, ON – November 7, 2007

ING Canada Reports Third Quarter Results

Net income down on lower underwriting results and losses on invested assets

ING Canada Inc. (TSX: IIC) reported net income of $92.0 million for the quarter ended September 30, 2007, compared to $156.8 million in the same quarter last year. On a per share basis, net income amounted to $0.74 down from $1.17. Growth remained solid during the quarter with direct premiums written amounting to $1,081.2 million, a 3.0% increase after excluding industry pools.

For the first nine months of the year, net income amounted to $412.6 million or $3.24 per share compared to $548.7 million or $4.10 per share for the same period last year while direct premiums written reached $3,140.3 million, a 3.6% increase after excluding industry pools.

CEO's comments

Claude Dussault, President and CEO, commented:

"While organic growth remained solid during the quarter our overall financial performance was down significantly as a result of lower underwriting income, reflecting the continuing decline in industry conditions, and losses on invested assets.

"Underwriting income decreased during the quarter as a result of a deterioration of our automobile insurance results and higher property losses resulting mainly from an increase in storm activity in Western Canada. Lower favourable prior year claims development also impacted our underwriting results. While our investment activities generated higher interest and dividend income, disappointing capital market conditions resulted in a loss on debt securities and reduced our overall profitability.

"Despite this difficult environment, our profitability continues to remain higher than the historical industry average with a 16.0% return on equity."

Dividend

ING Canada declared a quarterly dividend of 27.0 cents per share on its outstanding common shares. The dividend will be payable on December 31 to shareholders of record on December 14.

Outlook

Management expects several key factors to affect the property and casualty insurance industry over the coming twelve months. Both top-line growth and underwriting ratios for the property and casualty insurance industry will continue to trend back towards historical levels.

Sustainability of cost containment measures in automobile insurance will continue to be a key performance driver. Automobile insurance reforms adopted over the years have been effective; however, accident benefit and bodily injury claims in Ontario are increasing and indicate some inflation in these areas. Increases in frequency and/or severity may lead to higher premiums. Increases in water-related damage caused by weather conditions and in construction cost are contributing to higher loss ratios in personal property insurance.

Commercial insurance continues to be competitive and construction costs, particularly in Western Canada, are putting pressure on underwriting margins. We remain disciplined in pricing and underwriting and committed to superior service.

Financial Highlights

	2007 Q3	2006 Q3	Change	2007 YTD	2006 YTD	Change
Direct Premiums Written ($ millions)						
Including pools	1,081.2	1,038.1	4.2%	3,140.3	3,026.8	3.7%
Excluding pools	1,091.2	1,059.1	3.0%	3,147.3	3,038.0	3.6%
Net Premiums Earned ($ millions)	994.0	954.5	4.1%	2,927.4	2,847.0	2.8%
Underwriting Income ($ millions)	28.7	95.9	(70.1)%	161.4	341.5	(52.7)%
Net Income ($ millions)	92.0	156.8	(41.3)%	412.6	548.7	(24.8)%
Earnings Per Share ($)						
Basic and Diluted	0.74	1.17	(36.8)%	3.24	4.10	(21.0)%
Return on Equity - last 12 months	16.0%	24.6%	(8.6) pts			
Combined Ratio	97.1%	89.9%	7.2 pts	94.5%	88.0%	6.5 pts

Financial Summary

- **Net income** for the third quarter of 2007 was $92.0 million, a 41.3% decrease from the same quarter in 2006. The decrease was primarily driven by lower underwriting income and a loss on invested assets. Higher current and prior year claims in personal auto insurance was the most significant factor impacting underwriting income. An increase in property claims severity and lower favourable prior year claims development in commercial insurance other than automobile also contributed to the decline in underwriting income.

  For the first nine months of the year net income amounted to $412.6 million, down 24.8% from the same period of last year, as a result of a combination of lower underwriting income and a decline in net gains on invested assets.

- **Direct premiums written** amounted to $1,081.2 million during the quarter, compared to $1,038.1 million in the same quarter of last year. The growth in direct premiums written remained strong driven by personal insurance which increased by 5.4%, excluding pools. For the first nine months, direct premiums written amounted to $3,140.3 up from $3,026.8 million.

- **Underwriting income** for the quarter amounted to $28.7 million down 70.1% from the corresponding quarter of last year. The decline was driven mainly by higher claims in personal automobile insurance and increased property claims severity in Western Canada. Overall the combined ratio increased by 7.2 percentage points to reach 97.1%. For the first nine months of the year underwriting income fell 52.7% to $161.4 million with a 94.5% combined ratio.

  In personal insurance, automobile insurance underwriting income fell 64.0% to $26.3 million driven by rate decreases, higher frequency and lower favourable development for prior year claims mainly caused by higher accident benefits and bodily injury in Ontario. Property insurance activities registered a loss of $20.7 million during the quarter compared to a loss of $14.4 million last year due to increased seasonal storm activity and construction cost inflation, mainly in Western Canada. Overall personal insurance underwriting income amounted to $5.6 million during the quarter and $92.7 million since the beginning of the year. Combined ratios for the quarter and the first nine months were respectively 99.2% and 95.6%.

  Commercial insurance underwriting income fell by 38.2% during the period to $23.1 million as a result of an increase in property severity and less favourable prior year claims development. For the first nine months, commercial insurance underwriting income amounted to $68.8 million down from $141.5 million last year. The combined ratio for commercial lines during the quarter and year-to-date was 91.6%.

- **Interest and dividend income, net of expenses** increased 6.3% to reach $84.7 million during the quarter and 10.3% for the first nine months of the year. These results were driven by an increase in both fixed income and equity securities as well as higher yields.

- **Net losses on invested assets** amounted to $2.8 million, down from a gain of $35.8 million as a result of net losses on debt securities. These losses are due to a $27.9 million impairment of capital notes and a $11.9 million loss on derivatives, both associated with asset-backed securities that were adversely impacted by unfavourable capital market conditions. Similarly, net gains on invested assets for the first nine months of the year were also down due to losses on fixed income securities and a decrease in gains on equities.

- **Net operating income**, which is defined as net income excluding net gains on invested assets and other gains after tax, declined to $95.2 million or $0.77 per share from $132.3 million or $0.99 per share. Net operating income per share declined by 10.3% during the first nine months of the year.

- **Shareholders' equity** decreased 6.5% since the beginning of the year as a result of the completion of the $500.0 million Substantial Issuer Bid on March 30.

Analyst estimates

Earnings per share for the quarter amounted to $0.74 compared to an average estimate of $1.05 among the analysts that follow the company.

Conference Call

ING Canada will host a conference call to review its earnings results later this morning at 10:00 am ET. To listen to the call via live audio webcast and to view the presentation slides and supplementary financial information, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 416-915-5762 or 1-800-588-4490 (toll-free in North America). Please call ten minutes before the start of the call.

A replay of the call will be available at 12:30 p.m. ET today through 11:59 p.m. ET on November 15.To listen to the replay, call 416-640-1917 or 1-877-289-8525 (toll-free in North America). The passcode is 21251375#. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media Enquiries:
Gilles Gratton
Vice President - Corporate Communications
416-217-7206
Email: gilles.gratton@ingcanada.com

Investor Enquiries:
Michelle Dodokin
Vice President – Investor Relations
416-344-8044
Email: michelle.dodokin@ingcanada.com

TABLE OF CONTENTS

Page	Section
6	Section 1 – Description of the business
6	Section 2 – Industry outlook
8	Section 3 – Overview of consolidated performance
11	Section 4 – Consolidated performance review
15	Section 5 – Segment performance review
19	Section 6 – Summary of quarterly results
20	Section 7 – Financial condition
26	Section 8 – Accounting and disclosure matters
27	Section 9 – Risk management principles and responsibilities
27	Section 10 – Other matters

November 6, 2007

The following Management's Discussion and Analysis ("MD&A"), which was approved by the Board of Directors for the quarter ended on September 30, 2007, should be read in conjunction with our Unaudited Interim Consolidated Financial Statements and accompanying notes as well as the MD&A and the Consolidated Financial Statements in the Company's 2006 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles ("GAAP") and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, general expenses and claims ratios as well as other performance measures. Such measures are defined in a glossary of terms on the Company's web site at www.ingcanada.com. Click on "Investor Relations" and "Glossary" on the left navigation bar.

Forward-looking statements
This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2006 Annual Information Form. Please read the cautionary note in section 10.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

All figures in the MD&A tables are in millions of Canadian dollars, except as otherwise noted. A change column has been provided for convenience showing the change between the two quarters. Not applicable ("n/a") is used when there is no comparable information or the change percent exceeds 1,000. Not material ("n/m") is used when figures are not significant.

SECTION 1 – DESCRIPTION OF THE BUSINESS

ING Canada is the largest provider of property and casualty ("P&C") insurance in Canada with an 11% market share. The Company offers automobile, property and liability insurance to individuals and small- to medium-sized businesses through broker and direct-to-consumer channels under the ING Insurance, belairdirect and Grey Power brands. The personal automobile business makes up approximately 50% of direct premiums written, personal property comprises 20% and commercial insurance makes up 30%. The independent broker channel accounts for approximately 80% of annual direct premiums written. The Company's investment management subsidiary manages the invested assets of ING Canada Inc. and its insurance subsidiaries.

ING Canada's strategy is to continue to maximize growth in the broker and direct-to-consumer channels. The Company is also expanding its network of affiliated brokerages through small-scale acquisitions. ING Canada's goals are to exceed the Canadian P&C insurance industry organic growth rate by a minimum of 300 basis points over time and to exceed the industry return on equity by at least 500 basis points annually.

More detailed information on ING Canada's strategies for growth can be found in the Company's 2006 Annual Report.

SECTION 2 – INDUSTRY OUTLOOK

Several key factors will affect the Canadian property and casualty insurance industry over the coming 12 months.

Industry growth and underwriting income

We expect underwriting ratios and industry premium growth to trend toward historical averages.

Claims costs in automobile insurance

Sustainability of cost containment measures will continue to be a key performance driver. Automobile insurance reforms adopted by various provinces have been effective at containing and stabilizing claims costs over the last few years; however, rising accident benefit and bodily injury claims in Ontario indicate some inflation in these areas. Increases in frequency and/or severity may lead to premium increases.

Commercial insurance competition

Commercial insurance continues to be competitive. Rates on large commercial accounts are under more pressure than small and medium commercial accounts. ING Canada's commercial business is concentrated in small commercial accounts as defined by annual premiums of less than ten thousand dollars. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

Non-residential construction cost inflation

Cost inflation, higher labour rates and labour shortages, particularly in Western Canada, are putting pressure on underwriting margins in commercial property lines. We are working with our brokers and customers to ensure that policies include sufficient coverage for current replacement costs of insured properties and adjusting pricing models accordingly to reflect the elevated cost environment.

Personal property claims

Increases in water-related property damages caused by seasonal storm activity as well as construction cost inflation have contributed to higher loss ratios in the personal property segment. Construction cost inflation is driving increases in industry rates in the property segment.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

SECTION 3 – OVERVIEW OF CONSOLIDATED PERFORMANCE

Highlights

- Personal lines continued to drive solid growth in direct premiums written in the third quarter
- Combined ratio of 97.1% reflects higher personal auto and property claims and lower favourable prior year claims development
- Net income decreased primarily due to lower underwriting income and a net loss on debt securities

Financial summary

Table1

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands)	**1,273.1**	1,242.9	2.4%	**3,623.2**	3,514.0	3.1%
Direct premiums written (including pools)	**1,081.2**	1,038.1	4.2%	**3,140.3**	3,026.8	3.7%
Direct premiums written (excluding pools)	**1,091.2**	1,059.1	3.0%	**3,147.3**	3,038.0	3.6%
Underwriting:						
Net premiums earned	**994.0**	954.5	4.1%	**2,927.4**	2,847.0	2.8%
Net claims and general expenses (table 3)	**965.3**	858.6	12.4%	**2,766.0**	2,505.5	10.4%
Net underwriting income	**28.7**	**95.9**	**(70.1)%**	**161.4**	**341.5**	**(52.7)%**
Combined ratio	***97.1%***	*89.9%*	*7.2 pts*	***94.5%***	*88.0%*	*6.5 pts*
Interest and dividend income, net of expenses (table 4)	**84.7**	79.7	6.3%	**258.3**	234.2	10.3%
Net (losses) gains on invested assets and other gains (table 5)	**(2.8)**	35.8	(107.8)%	**76.8**	178.2	(56.9)%
Corporate and distribution (table 9)	**6.2**	7.3	(15.1)%	**42.5**	28.9	47.1%
Income before income taxes	**116.8**	**218.7**	**(46.6)%**	**539.0**	**782.8**	**(31.1)%**
Income taxes	**24.8**	61.9	(59.9)%	**126.4**	234.1	(46.0)%
Effective income tax rate	***21.2%***	*28.3%*	*(7.1) pts*	***23.5%***	*29.9%*	*(6.4) pts*
Net income	**92.0**	**156.8**	**(41.3)%**	**412.6**	**548.7**	**(24.8)%**
EPS – basic and diluted (dollars)	**0.74**	**1.17**	**(36.8)%**	**3.24**	**4.10**	**(21.0)%**
ROE for the last twelve months	**16.0%**	**24.6%**	**(8.6) pts**			

Note: *All references to direct premiums written exclude pools in this MD&A (including tables), unless otherwise indicated.*

Third quarter 2007

Solid growth in written insured risks and average amounts insured in personal lines drove a 3.0% increase in total direct premiums written. In commercial lines, direct premiums written were down while the number of written insured risks was flat, reflecting the competitive pricing environment and a shift toward smaller commercial accounts with lower annual premiums.

Net income for the third quarter was down primarily due to lower underwriting income, as well as a net loss on invested assets reflecting portfolio impairments and realized losses on debt securities, shown in table 5. Higher current and prior year claims in personal auto were the most significant factors impacting underwriting income in the quarter. In addition, higher severity of current year claims in personal property and lower favourable prior year claims development in commercial non-auto also negatively impacted underwriting income. An increase in non-taxable dividend income relative to underwriting income resulted in a lower effective income tax rate, which positively affected net income.

The following table reflects major changes in income before income taxes.

Table 2

	Three months ended September 30		Nine months ended September 30	
As reported in 2006		218.7		782.8
Lower favourable prior year claims development	(48.4)		(75.1)	
Current accident year:				
Lower losses from catastrophes	10.9		1.3	
Higher (lower) results from Facility Association	1.4		(3.0)	
Lower underwriting income	(31.1)		(103.3)	
Change in net underwriting income		(67.2)		(180.1)
Lower net gains on invested assets and other gains		(38.6)		(101.5)
Higher interest and dividend income, net of expenses		5.0		24.1
Corporate and distribution		(1.1)		13.7
As reported in 2007		**116.8**		**539.0**

Year to date 2007

Direct premiums written increased 3.6% due to a rise in written insured risks and amounts insured in personal lines, year to date. In commercial lines, lower direct premiums written reflect a shift in the portfolio to smaller accounts with lower annual premiums, flat growth in written insured risks and low single-digit rate decreases.

Net income was down by 24.8% in the first nine months of the year due to a combination of lower underwriting income and a decline in net gains on invested assets. A lower effective tax rate, higher investment income and an increase in corporate and distribution income positively impacted results year to date. The decline in the effective tax rate is described in more detail in the third quarter discussion above.

Higher severity on current year property claims and an increase in frequency and severity in personal auto led to a decrease in underwriting income year to date. Lower favourable prior year claims development,

mainly in personal auto, also had a negative impact on underwriting income. A $40.5 million reduction to claims liabilities reflecting higher market yields in 2007 positively affected underwriting income, partly offsetting the other factors previously mentioned.

Return on equity

Return on equity ("ROE") for the twelve-month period ending September 30, 2007 was 16.0% compared to 24.6% for the same period last year. The decline was due to lower net income.

ROE is a non-GAAP measure calculated by dividing net income for the period by the average shareholders' equity during the same period. The average shareholders' equity is the mean of shareholders' equity at the beginning and end of the period. Shareholders' equity includes accumulated other comprehensive income ("AOCI").

Recent events

Short form base shelf prospectus

On October 26, 2007, the Company filed a short form base shelf prospectus with securities regulators throughout Canada which replaces a similar prospectus filed in September 2005. The filing, for which the Company has received final receipt from Canadian securities regulators, will allow the Company to offer, over a 25-month period, an aggregate of any combination of up to $1.0 billion in debt, preferred or common share securities. For more information, please refer to the news release and preliminary short form base shelf prospectus dated October 26, 2007 which is filed on SEDAR at www.sedar.com.

SECTION 4 – CONSOLIDATED PERFORMANCE REVIEW

Written insured risks

The number of written insured risks grew 2.4% during the quarter and by 3.1% year to date, driven by solid growth in personal lines. In commercial lines, the number of insured risks was flat in the third quarter and year to date.

Direct premiums written

Direct premiums written increased 3.0% in the third quarter and 3.6% year to date, driven by an increase in written insured risks and the average amount insured in personal lines.

Net claims and general expenses

Table 3

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Net claims:						
(Favourable) prior year claims development	**(20.7)**	(69.1)	(70.0)%	**(70.5)**	(145.6)	(51.6)%
Current year catastrophes	**16.6**	27.4	(39.4)%	**31.4**	32.7	(4.0)%
Current year claims	**689.8**	618.2	11.6%	**1,951.7**	1,744.8	11.9%
Total	**685.7**	**576.5**	**18.9%**	**1,912.6**	**1,631.9**	**17.2%**
Commissions, net	**135.6**	139.2	(2.6)%	**436.8**	457.1	(4.4)%
Premium taxes, net	**34.3**	33.9	1.2%	**101.9**	99.2	2.7%
General expenses, net	**109.7**	109.0	0.6%	**314.7**	317.4	(0.9)%
Total	**965.3**	**858.6**	**12.4%**	**2,766.0**	**2,505.6**	**10.4%**
Combined ratio	**97.1%**	**89.9%**	**7.2 pts**	**94.5%**	**88.0%**	**6.5 pts**

Prior year claims development

Favourable prior year claims development decreased compared to strong favourable prior year claims development in the third quarter of last year, primarily due to higher accident benefit and bodily injury claims in Ontario personal auto and higher prior year claims in commercial non-auto. Year to date, prior year claims development was favourably impacted by a market yield adjustment to claims liabilities, described in section 7.

Catastrophes

In the third quarter, catastrophic claims were down by $10.8 million and $1.3 million on a year to date basis. Floods and hail in Western Canada in the spring and summer were the primary causes of catastrophic claims in 2007. Catastrophic claims are defined as a single event that resulted in $5.0 million or more in aggregate claims.

Current accident year claims

Current accident year claims were up by $71.6 million in the third quarter and $206.9 million year to date mainly due to higher personal auto and property claims. Refer to section 5 - *Segment Performance Review* for more detailed information on current accident year claims.

Commissions

Variable commissions were down in the third quarter and year to date due to lower underwriting results.

Industry pools

Industry pools consist of the "residual market" as well as risk-sharing pools ("RSP") in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except the Quebec RSP. In the third quarter and year to date, the net effect of transfers in and out of these pools on current accident year results was negligible despite a negative impact from the Facility Association.

Interest and dividend income, net of expenses

Table 4

	Three months ended September 30			Nine months ended September 30		
	2007	2006	Change	2007	2006	Change
Interest income	**48.9**	47.6	2.7%	**146.8**	143.3	2.4%
Dividend income	**40.6**	37.3	8.8%	**126.1**	107.8	17.0%
Interest and dividend income, before expenses	**89.5**	84.9	5.4%	**272.9**	251.1	8.7%
Expenses	**(4.8)**	(5.2)	(7.7)%	**(14.6)**	(16.9)	(13.6)%
Interest and dividend income, net of expenses	**84.7**	**79.7**	**6.3%**	**258.3**	**234.2**	**10.3%**

Interest income

Interest income was higher in the third quarter and year to date reflecting an increase in fixed income assets under management and higher yields.

Dividend income

The increase in dividend income in the third quarter and year to date was due to an increase in dividend-paying equity investments and higher yields on equity holdings.

Net (losses) gains on invested assets and other gains

Table 5

	Three months ended September 30			Nine months ended September 30		
	2007	2006	Change	2007	2006	Change
Debt securities						
Realized gains (losses)	**(8.0)**	3.9	(305.1)%	**(17.4)**	17.0	(202.4)%
Unrealized gains (losses)	**11.1**	-	n/a	**(24.0)**	-	n/a
Impairments	**(27.9)**	-	n/a	**(29.2)**	-	n/a
Gains (losses) on derivatives	**(10.8)**	(4.9)	120.4%	**4.0**	3.6	11.1%
Net gains (losses) on debt securities	**(35.7)**	**(1.0)**	**n/a**	**(66.7)**	**20.6**	**(423.8)%**
Equity securities						
Realized gains	**14.1**	47.6	(70.4)%	**144.1**	164.4	(12.3)%
Unrealized losses	**(3.2)**	-	n/a	**(2.1)**	-	n/a
Impairments	**(0.4)**	(3.8)	(89.5)%	**(13.0)**	(13.5)	(3.7)%
Gains (losses) on derivatives (including embedded derivatives)	**24.2**	(8.8)	(375.0)%	**15.7**	2.8	460.7%
Net gains on equities	**34.7**	**35.0**	**(0.9)%**	**144.7**	**153.7**	**(5.9)%**
Other	**(1.8)**	1.8	(200.0)%	**(1.2)**	3.9	(130.8)%
Total gains (losses) before income taxes	**(2.8)**	**35.8**	**(107.8)%**	**76.8**	**178.2**	**(56.9)%**
Total gains (losses) after income taxes	**(3.2)**	**24.5**	**(113.1)%**	**45.2**	**120.0**	**(62.3)%**

Third quarter 2007

The net loss on the debt portfolio was primarily related to investments in capital notes associated with asset-backed securities, and related total return swaps (derivatives), both of which were adversely impacted by unfavourable capital market conditions. The capital notes were impaired by $27.9 million and fair values of the total return swaps were adjusted down by $11.9 million. The remaining exposure to these securities is $30.0 million pre-tax, including $17.0 million in capital notes and $13.0 million in a total return swap.

Lower realized gains on equity securities were offset by $18.5 million in gains on call options embedded in our perpetual preferred shares, reflecting market volatility. Approximately $10.0 million of the $18.5 million is associated with the first and second quarters, but was recorded in the third quarter upon final determination of the valuation method for embedded derivatives. See section 7.1, impact of the adoption of new accounting standards on January 1, 2007 as well as section 8.2, *Critical Accounting Estimates and Assumptions.*

Year to date 2007

Year to date, pre-tax gains on invested assets and other gains decreased mainly due to net losses on debt securities, as well as portfolio impairments and lower realized equity gains compared to the same period in 2006. Realized gains on invested assets were particularly high in the first quarter of 2006 due to the fixed income portfolio repositioning. Overall, unfavourable bond market conditions in 2007 and higher interest

rates had a significant impact on the market values of the Company's fixed income securities and preferred shares.

From quarter to quarter, realized gains fluctuate due to the timing of asset dispositions and market conditions. Management's objective is to maximize after-tax total returns and generate long-term value over time, balancing preservation of capital and risk diversification.

Net operating income

Table 6

	Three months ended September 30			Nine months ended September 30		
	2007	2006	Change	2007	2006	Change
Net income	**92.0**	156.8	(41.3)%	**412.6**	548.7	(24.8)%
Less: Net (losses) gains on invested assets and other gains, after income taxes (table 5)	**(3.2)**	24.5	(113.1)%	**45.2**	120.0	(62.3)%
Net operating income	**95.2**	132.3	(28.0)%	**367.4**	428.7	(14.3)%
Average outstanding shares (millions)	**124.5**	133.7	(6.9)%	**127.5**	133.7	(4.6)%
Net operating income per share (dollars)	**0.77**	**0.99**	**(22.2)%**	**2.88**	**3.21**	**(10.3)%**

Net operating income and net operating income per share are non-GAAP measures. Net operating income is equal to net income less net gains on invested assets and other gains, after tax. Net operating income per share is equal to net operating income for the period divided by the average outstanding number of shares for the same period. These measures may not be comparable to similar measures used by other companies, however, they are widely used in the investment community to assess the Company's performance.

Other comprehensive income

Other comprehensive income ("OCI") was introduced with the new accounting standards in 2007. OCI includes the changes in fair values of invested assets classified as available for sale. Available for sale assets sold during the period are reflected in income and are no longer included in OCI. Unrealized gains on available-for-sale assets are tax-affected.

Unrealized losses on available-for-sale securities and dispositions of available-for-sale securities resulted in negative OCI of $140.0 million in 2007. Lower market values of the Company's fixed income assets, some of which are classified as available-for-sale, reflect less favourable bond market conditions in 2007.

SECTION 5 – SEGMENT PERFORMANCE REVIEW

ING Canada has two segments: 1) P&C insurance; and, 2) Corporate and distribution. P&C insurance is divided into two lines of business, personal and commercial lines. Corporate and distribution includes income from investments in brokerages as well as other corporate items.

P&C Insurance - Personal Lines

Table 7

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands):						
Automobile	**681.1**	660.4	3.1%	**1,972.9**	1,898.6	3.9%
Property	**476.7**	467.6	1.9%	**1,281.5**	1,247.1	2.8%
Total	**1,157.8**	**1,128.0**	**2.6%**	**3,254.4**	**3,145.7**	**3.5%**
Direct premiums written:						
Automobile	**565.6**	540.3	4.7%	**1,604.6**	1,519.6	5.6%
Property	**258.7**	241.5	7.1%	**689.2**	637.9	8.0%
Total	**824.3**	**781.8**	**5.4%**	**2,293.8**	**2,157.5**	**6.3%**
Net premiums earned:						
Automobile	**505.9**	475.1	6.5%	**1,492.7**	1,415.5	5.5%
Property	**213.5**	197.3	8.2%	**619.4**	582.1	6.4%
Total	**719.4**	**672.4**	**7.0%**	**2,112.1**	**1,997.6**	**5.7%**
Net underwriting income (loss):						
Automobile	**26.3**	73.0	(64.0)%	**114.1**	181.6	(37.2)%
Property	**(20.7)**	(14.4)	43.8%	**(21.4)**	18.4	(216.3)%
Total	**5.6**	**58.6**	**(90.4)%**	**92.7**	**200.0**	**(53.7)%**
Ratios						
Claims ratio	**72.6%**	63.6%	9.0 pts	**68.0%**	60.9%	7.1 pts
Commissions ratio	**14.0%**	15.3%	(1.3) pts	**15.0%**	16.3%	(1.3) pts
Premium taxes ratio	**3.4%**	3.5%	(0.1) pts	**3.4%**	3.4%	-
General expenses ratio	**9.2%**	8.8%	0.4 pts	**9.2%**	9.3%	(0.1) pts
Combined ratio	**99.2%**	**91.2%**	**8.0 pts**	**95.6%**	**89.9%**	**5.7 pts**

Third quarter 2007

Direct premiums written grew by 5.4% in personal lines, driven by a 2.6% increase in written insured risks and a rise in the average amount insured.

In personal auto, direct premiums written grew 4.7% despite an overall rate decrease. In mid September, a rate increase of 3.5% came into effect on new personal auto policies in Ontario, the Company's largest market in the personal auto line. Higher rates will start to have a favourable impact on earned premiums in future quarters. In personal property, direct premiums written were up 7.1%, reflecting a 1.9% increase in written insured risks, higher insured amounts and rate increases.

Underwriting income was negatively affected by a 3.3% rate decrease on direct premiums earned, higher frequency and lower favourable prior year claims development in the personal auto line, mainly caused by higher accident benefit and bodily injury claims in Ontario, compared to particularly high favourable prior year claims development in the third quarter of 2006. Higher property severity due to an increase in summer storm activity in Western Canada and an increase in large losses also had a negative impact on underwriting income.

Year to date 2007

Direct premiums written rose 6.3% in the first nine months of the year, driven by a 3.5% increase in the number of written insured risks and an increase in average amount insured. Average rates in personal auto decreased by 2.7% and increased by 0.6% in personal property year to date.

Underwriting income was lower due to higher frequency, a rise in severity and rate decreases in personal auto combined with higher property claims severity. Lower favourable prior year claims development, mainly in personal auto, also contributed to the shortfall in underwriting income. Seasonal storm activity in Western Canada and an increase in large losses combined with construction cost inflation resulted in higher property claims severity.

P&C Insurance - Commercial Lines

Table 8

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands):						
Automobile	**58.8**	58.0	1.4%	**193.0**	191.9	0.6%
Non-auto	**56.5**	57.0	(0.9)%	**175.8**	176.5	(0.4)%
Total	**115.3**	**115.0**	**0.3%**	**368.8**	**368.4**	**0.1%**
Direct premiums written:						
Automobile	**72.5**	74.9	(3.2)%	**239.5**	245.6	(2.5)%
Non-auto	**194.3**	202.4	(4.0)%	**614.0**	634.8	(3.3)%
Total	**266.8**	**277.3**	**(3.8)%**	**853.5**	**880.4**	**(3.1)%**
Net premiums earned:						
Automobile	**80.4**	81.9	(1.8)%	**239.5**	244.7	(2.1)%
Non-auto	**194.3**	200.0	(2.8)%	**575.7**	604.7	(4.8)%
Total	**274.7**	**281.9**	**(2.6)%**	**815.2**	**849.4**	**(4.0)%**
Net underwriting income:						
Automobile	**9.3**	9.9	(6.1)%	**23.9**	31.5	(24.1)%
Non-auto	**13.8**	27.5	(49.8)%	**44.9**	110.0	(59.2)%
Total	**23.1**	**37.4**	**(38.2)%**	**68.8**	**141.5**	**(51.4)%**
Ratios						
Claims ratio	**59.6%**	52.7%	6.9 pts	**58.3%**	48.8%	9.5 pts
Commissions ratio	**18.7%**	20.3%	(1.6) pts	**19.7%**	20.8%	(1.1) pts
Premium taxes ratio	**3.5%**	3.7%	(0.2) pts	**3.6%**	3.6%	-
General expenses ratio	**9.8%**	10.0%	(0.2) pts	**10.0%**	10.1%	(0.1) pts
Combined ratio	**91.6%**	**86.7%**	**4.9 pts**	**91.6%**	**83.3%**	**8.3 pts**

Third quarter 2007

Direct premiums written declined by 3.8% in commercial lines, reflecting a shift in the portfolio mix to smaller commercial accounts with lower annual premiums. Written insured risks were flat in the third quarter. Softer growth in commercial lines reflects the competitiveness of the commercial segment. ING Canada's commercial book is focused on small- to medium-sized accounts, which are less price-sensitive than larger commercial accounts, providing some insulation in a more aggressive pricing environment though rates have softened in the segment.

Underwriting income was down mainly due to an increase in severity in commercial non-auto and a decrease in favourable prior year claims development, mainly in commercial non-auto. Frequency was up slightly in commercial auto, but severity was down.

Year to date 2007

Direct premiums written were down 3.1% in the first nine months of the year primarily due to a change in portfolio mix, referred to in the third quarter discussion. The number of written insured risks was flat. Underwriting income was down significantly year to date principally due to an increase in severity of current year claims in commercial non-auto caused by weather-related events and an increase in large losses. In commercial auto, current accident year claims improved year-over-year due to lower severity but prior year claims development was less favourable.

Corporate and distribution

Our corporate and distribution segment primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other activities.

Table 9

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Distribution income	**25.9**	25.7	0.8%	**82.2**	75.0	9.6%
Distribution expenses	**21.3**	19.0	12.1%	**64.0**	51.3	24.8%
Distribution earnings	**4.6**	**6.7**	**(31.3)%**	**18.2**	**23.7**	**(23.2)%**
Other income, net	**1.6**	2.0	(20.0)%	**24.3**	10.5	131.4%
Interest on debt	**-**	1.4	(100.0)%	**-**	5.3	(100.0)%
Income before income taxes	**6.2**	**7.3**	**(15.1)%**	**42.5**	**28.9**	**47.1%**

Other income for the first nine months includes a reduction to a provision established for a prior year divestiture that became redundant. The total reduction was $28.0 million in 2007, which was recorded in the first and second quarters.

SECTION 6 – SUMMARY OF QUARTERLY RESULTS

Table 10

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Written insured risks (thousands)	**1,273.1**	1,399.7	950.4	1,051.1	1,242.9	1,356.1	914.9	1,012.7
Direct premiums written (excluding pools)	**1,091.2**	1,209.8	846.3	955.6	1,059.1	1,166.4	812.5	913.6
Total revenues	**1,091.3**	1,152.2	1,099.6	1,095.8	1,080.2	1,096.7	1,133.8	1,111.6
Underwriting income	**28.7**	92.3	40.3	62.3	95.9	165.6	79.9	126.3
Net income	**92.0**	194.3	126.2	109.4	156.8	205.9	185.9	196.9
Combined ratio (%)	**97.1**	90.6	95.8	93.6	89.9	82.7	91.5	86.9
EPS-basic/diluted (dollars)	**0.74**	1.56	0.95	0.82	1.17	1.54	1.39	1.47
(Favourable) prior year claims development	**(20.7)**	(37.6)	(12.2)	(24.3)	(69.1)	(39.5)	(37.0)	(49.0)

Seasonal indicator

The insurance business is seasonal in nature. While our underwriting revenues are generally stable from quarter to quarter, underwriting income is typically higher in the second and third quarters of each year. This is driven by lower combined ratios in those periods, which is reflected in the seasonal index below.

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

Table 11

	2006	2005	2004	2003	Four-year average
Q1	1.02	1.02	1.10	1.06	1.05
Q2	0.93	0.94	0.92	0.95	0.93
Q3	1.01	1.02	0.98	0.96	0.99
Q4	1.05	1.01	1.01	1.04	1.03

SECTION 7 – FINANCIAL CONDITION

7.1 Balance Sheet Analysis

The table below shows the balance sheets as reported on December 31, 2006, January 1, 2007 (after adopting the new accounting standards) and September 30, 2007.

Table 12

	As at		
	Sept. 30, 2007	**Jan. 1, 2007**	**Dec. 31, 2006**
Cash and cash equivalents	**1.4**	125.9	125.9
Invested assets	**7,266.8**	7,503.9	7,241.9
Premiums receivables	**1,506.3**	1,366.9	1,366.9
Accrued interest and dividend income	**57.5**	51.1	51.1
Other receivables	**347.3**	282.8	282.8
Deferred acquisition costs	**386.8**	372.8	372.8
Reinsurance assets	**268.5**	290.1	288.1
Other assets	**260.0**	246.0	246.0
Income taxes receivable	**132.4**	54.1	54.1
Future income tax asset	**74.0**	55.5	119.2
Intangible assets and goodwill	**223.0**	228.5	228.5
Total assets	**10,524.0**	**10,577.6**	**10,377.3**
Claims liabilities	**3,979.2**	3,841.5	3,823.5
Unearned premiums	**2,403.9**	2,264.1	2,264.1
Other liabilities	**918.4**	922.4	844.9
Income taxes payable	**24.1**	24.0	24.0
Total liabilities	**7,325.6**	**7,052.0**	**6,956.5**
Share capital	**1,101.9**	1,183.9	1,183.9
Contributed surplus	**98.3**	93.5	93.5
Retained earnings	**2,029.1**	2,139.1	2,143.4
AOCI	**(30.9)**	109.1	-
Total shareholders' equity	**3,198.4**	**3,525.6**	**3,420.8**
Total liabilities and shareholders' equity	**10,524.0**	**10,577.6**	**10,377.3**
Book value per share (dollars)	**25.70**	**26.40**	**25.58**

The following analysis of the balance sheet is divided in two sections, one describing the impact of the adoption of new accounting standards as described below on January 1, 2007 and one describing the significant variances on selected items at the end of the third quarter 2007.

Impact of the adoption of new accounting standards on January 1, 2007

The adoption of new accounting standards on January 1, 2007 has increased net assets by $104.8 million as follows:

- Invested assets increased by $262.0 million to reflect the difference between their book values and fair values on December 31, 2006. Also included is the value of derivatives embedded in our preferred shares which was not previously recognized for $71.6 million, as well as a $9.2 million reduction of fair values to reflect bid/ask prices rather than closing prices in the valuation of investments. Historically, we disclosed fair values of invested assets based on closing prices.
- Claims liabilities increased by $18.0 million to reflect discounting at rates reflecting market conditions rather than book rates as was the case in prior periods. The adjustment also affects reinsurance assets as the reinsurers' share of the claims liabilities was increased by $2.0 million for the same reasons.
- Other liabilities increased by $77.6 million to reflect the difference between the book values and fair values of short securities and the value of the embedded derivatives discussed above of $71.6 million.
- The changes above were all tax-affected and as a result, the future income tax asset was reduced by $63.7 million.

The impact of the above changes is reflected in different accounts of shareholders' equity depending on whether they are classified as held-for-trading or available for sale. In summary:

- Retained earnings were reduced by $4.3 million, due to the changes which relate to instruments classified or designated as held-for-trading and net claims liabilities.
- AOCI, a new component of shareholders' equity, increased by $109.1 million being the change related to assets classified as available for sale (see table 14).

Review of selected accounts at the end of the third quarter compared to January 1, 2007

Invested assets decreased $237.1 million mainly due to the share buyback of $501.1 million in the first quarter. At September 30, 2007, ING Canada held no commercial paper.

Other receivables, deferred acquisition costs and **unearned premiums** are higher due to the seasonality of sales between quarters. A portion of deferred acquisition costs related to prior acquisitions were reclassified to goodwill during the second quarter.

Income taxes receivable are higher due to the timing of tax payments.

Claims liabilities are up slightly in the quarter due to a higher number of policies in force. Note 4 of the Unaudited Interim Consolidated Financial Statements provides a reconciliation of the changes in claims liabilities.

Market yield adjustment
Claims liabilities are measured using accepted actuarial practice, taking into account the time value of money and provisions for adverse deviations. Changes in these estimates will affect the valuation of claims liabilities. Prior to 2007, claims liabilities were discounted using book rates which were generally adjusted annually. Claims liabilities are now discounted at rates reflecting current market conditions, following the adoption of new accounting principles introduced at the beginning of the year. A significant increase in interest rates, primarily in the second quarter, resulted in a $40.5 million reduction of claims liabilities which had a positive impact on underwriting income and net operating income, year to date. Of the $40.5 million year to date, $30.7 million affected prior year claims development.

Under the new accounting standards, we have classified certain debt securities as held-for-trading. The effect of changes in the market value of these securities is reflected in income. Year to date, the impact on net income was minimal because the adjustments to held-for-trading debt securities and claims liabilities largely offset each other.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are revaluated quarterly for redundancy or deficiency. This revaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 13

	Accident Year										
	Total	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997 & -**
Original reserve		1,178.0	1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	1,276.9
(Favourable) unfavourable development during Q3 2007	(20.7)	(11.1)	(4.9)	(12.7)	0.1	3.5	(0.5)	3.8	(2.6)	6.2	(2.3)
As a % of original reserve		(0.9)%	(0.4)%	(1.1)%	0.0%	0.4%	(0.1)%	0.6%	(0.4)%	1.1%	(0.2)%
(Favourable) unfavourable development during YTD 2007	(70.5)	6.4	(25.2)	(29.4)	(3.9)	1.0	(6.0)	(0.9)	3.6	(6.2)	(9.9)
As a % of original reserve		0.5%	(2.3)%	(2.6)%	(0.4)%	0.1%	(0.8)%	(0.1)%	0.6%	(1.1)%	(0.8)%
Cumulative development		6.4	(83.1)	(220.4)	(178.4)	(17.3)	43.0	35.5	43.2	(14.6)	(179.9)
As a % of original reserve		0.5%	(7.4)%	(19.7)%	(18.3)%	(2.1)%	5.9%	5.4%	7.4%	(2.7)%	(14.1)%

The $18.0 million decrease in direct claims liabilities related to the transition to new accounting standards was added to the opening claims liabilities but is reflected in the table above only for the portion ($4.9 million) that relates to the 2006 accident year. Other original reserve amounts have not been restated in this table.

Shareholders' equity was reduced significantly as a result of the share buyback. The total cost of the purchase was $501.1 million, including expenses net of income taxes. An amount of $82.0 million was deducted from share capital and the remainder from retained earnings. The unaudited interim statement of changes in shareholders' equity provides a complete reconciliation of the changes that occurred during the quarter. There were 124,472,761 outstanding common shares on September 30, 2007 and November 6, 2007.

Accumulated other comprehensive income (loss) is a new component of shareholders' equity. It reflects the unrealized gains or losses related to available for sale assets.

Table 14

	Nine months ended September 30		
	Pre-tax	**Taxes**	**After-tax**
Unrealized gains as reported on December 31, 2006	201.3	n/a	n/a
Items not included in AOCI	(2.8)	n/a	n/a
Reduction to recognize fair values at the bid/ask price	(9.2)	n/a	n/a
Transfers to retained earnings for held-for-trading instruments	(14.8)	n/a	n/a
Opening AOCI balance on January 1, 2007	174.5	(65.4)	109.1
Changes in fair values during the period	(97.7)	33.6	(64.1)
Realized gains reclassified to income during the period	(122.6)	46.7	(75.9)
AOCI as at September 30, 2007	**(45.8)**	**14.9**	**(30.9)**

The table above shows how unrealized gains reported as at December 31, 2006 have been treated at the transition date and subsequently in the first nine months of the year. On transition, the fair values were adjusted downwards to reflect bid/ask prices rather than closing prices. Unrealized gains on held-for-trading instruments were transferred to retained earnings on January 1, 2007 consistent with the new accounting standards. These unrealized gains will not flow through the income statement in the future.

Unrealized gains on available for sale assets were $174.5 million after transition on January 1, 2007. During the first nine months of the year, the Company sold available for sale assets resulting in realized net gains of $75.9 million. These were transferred to net gains on invested assets and other gains in the income statement. Available for sale assets lost value during the first nine months of the year due to unfavourable capital market conditions, representing a reduction of $64.1 million in AOCI.

7.2 Liquidity and Capital Resources

Cash Flows and Liquidities

Table 15

	Three months ended September 30			Nine months ended September 30		
Selected inflows and (outflows)	**2007**	**2006**	**Change**	**2007**	**2006**	**Change**
Operating activities:						
Cash provided by operating activities	**299.2**	196.0	52.6%	**403.8**	327.0	23.5%
Investing activities:						
Proceeds from the sale of invested assets, net of (purchases)	**(255.2)**	(177.5)	43.8%	**103.5**	(362.5)	(128.6)%
Financing activities:						
Dividends paid	**(33.6)**	(33.4)	0.6%	**(103.3)**	(100.3)	3.0%
Redemption of common shares for cancellation	**-**	-	-	**(501.1)**	-	n/a
Cash at the end of the quarter	**1.4**	12.8	(89.1)%	**1.4**	12.8	(89.1)%

In the third quarter and year to date, cash flows from operating activities were entirely reinvested except for dividends paid.

In the first quarter, the share buyback used $501.1 million of cash. Year to date, dividends paid used another $103.3 million. To cover these outflows, the Company sold invested assets of $103.5 million, most of which were held in short-term notes.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $459.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at September 30, 2007. During the third quarter, the P&C subsidiaries paid dividends of $19.0 million net of capital injections to the holding company, thus reducing the excess over MCT.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 16

MCT – P&C COMPANIES	ING Insurance	Belair Insurance	Nordic Insurance	ING Novex Insurance	Trafalgar Insurance	Total
At September 30, 2007						
Total capital available	**959.8**	**197.7**	**835.1**	**148.7**	**132.0**	**2,273.3**
Total capital required	**535.5**	**97.2**	**448.2**	**68.1**	**60.2**	**1,209.2**
Excess capital	**424.3**	**100.5**	**386.9**	**80.6**	**71.8**	**1,064.1**
MCT %	**179.2%**	**203.5%**	**186.3%**	**218.4%**	**219.2%**	**188.0%**
Excess at 150%	**156.5**	**51.9**	**162.8**	**46.6**	**41.7**	**459.5**
At December 31, 2006						
Total capital available	1,073.7	282.0	966.8	49.3	61.7	2,433.5
Total capital required	554.5	104.8	466.8	14.4	18.2	1,158.7
Excess capital	519.2	177.2	500.0	34.9	43.5	1,274.8
MCT %	**193.6%**	**269.0%**	**207.1%**	**341.2%**	**338.8%**	**210.0%**
Excess at 150%	242.0	124.8	266.7	27.6	34.4	695.5

On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by $0.02 to $0.27, an 8.0% increase. A quarterly cash dividend of $0.27 per common share was paid on March 30, 2007, June 29, 2007 and September 28, 2007.

Credit ratings

ING Canada Group has an A+ (Superior) rating from A.M. Best, which was reaffirmed on July 3, 2007. Our primary insurance subsidiaries are rated A+ by Standard & Poor's, which was reaffirmed on October 31, 2007. Although the Company does not have any senior unsecured debt, DBRS has assigned a rating of A (low).

SECTION 8 – ACCOUNTING AND DISCLOSURE MATTERS

8.1 Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting occurred during the interim period ending on September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

8.2 Critical Accounting Estimates and Assumptions

There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A. However, some estimates were modified or applied differently following the adoption of the new accounting standards related to financial instruments:

- Net claims liabilities are now discounted using a rate reflecting market condition instead of a book rate. The value of the net claims liabilities carried on the consolidated balance sheet was then impacted.
- The changes in fair values of invested assets designated or classified as held-for-trading are now fully recognized in the consolidated statement of income, therefore impairment does not apply to these assets any longer. The impairment of invested assets is then applicable only to invested assets designated as available for sale and to loans.
- The derivatives embedded in our preferred shares are now carried separately from these preferred shares. The fair values of these embedded derivatives are determined based on valuation techniques requiring judgment. See table 5 in section 4.

8.3 Impact of New Accounting Standards

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The new provisions affected our accounting for financial instruments and hedges and introduced a new statement of comprehensive income and a new component of AOCI within our shareholders' equity. The impact on the Company's financial statements has been fully discussed earlier in the MD&A. Complementary information is presented below.

As per the standards, we classified or designated our financial assets and liabilities as held-for-trading, available for sale or loans and receivables.

- For assets classified as available for sale, the unrealized changes in fair values are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007, was accounted for as an opening adjustment to AOCI.
- We designated a portion of our invested assets supporting net claims liabilities, as held-for-trading, under which the unrealized gains and losses are recognized in income. Such classification reduces income statement volatility related to the changes in fair values of net claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives, are

also classified as held-for-trading according to the new standards. Unrealized net gains related to investments designated or classified as held-for-trading as at January 1, 2007, have been accounted for as an adjustment to retained earnings.

- The net claims liabilities have been discounted using a rate reflecting market conditions instead of a book rate and an adjustment to the amount of net claims liabilities as at January 1, 2007, has been recorded to retained earnings following the change.
- Certain instruments have been designated as loans and receivables. These classifications had no significant impact as the invested assets continue to be carried at amortized cost.
- For our insurance subsidiaries, the Superintendent of Financial Institutions, Canada has imposed certain restrictions under guideline D-10, on the classification of assets as held-for-trading and we have respected these requirements.

Accounting Changes

Effective January 1, 2007, we applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007, we applied the Emerging Issues Committee ("EIC") Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, we will cease to use Canadian GAAP. The Company will continue to monitor the changes resulting from this transition.

SECTION 9 – RISK MANAGEMENT PRINCIPLES AND RESPONSIBILITIES

There were no significant changes from the information provided in the annual MD&A.

SECTION 10 – OTHER MATTERS

10.1 Related Party Transactions

We have ongoing transactions with related parties consisting mostly of:

- Management and advisory services;
- Reinsurance by an affiliated company; and
- Financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Note 6 to the accompanying Unaudited Interim Consolidated Financial Statements provides additional information on related party transactions.

10.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

ING Canada Inc.

Unaudited interim consolidated financial statements

Third quarter 2007

ING Canada Inc.

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of dollars)

	September 2007	December 2006
Assets		
Cash and cash equivalents	$ 1,439	$ 125,954
Invested assets (note 3)		
Debt securities	3,760,781	3,972,243
Equity securities	3,301,524	3,040,848
Loans and equity investments	204,468	228,847
	7,266,773	7,241,938
Premium receivables	1,506,259	1,366,942
Accrued interest and dividend income	57,542	51,068
Other receivables	347,330	282,828
Deferred acquisition costs	386,778	372,772
Reinsurance assets	268,489	288,052
Other assets	260,001	245,992
Income taxes receivable	132,440	54,134
Future income tax asset	73,953	119,196
Intangible assets	63,561	66,294
Goodwill	159,474	162,099
	$ 10,524,039	$ 10,377,269
Liabilities		
Claims liabilities (note 4)	$ 3,979,193	$ 3,823,539
Unearned premiums	2,403,899	2,264,118
Other liabilities	918,373	844,873
Income taxes payable	24,154	23,984
	7,325,619	6,956,514
Shareholders' equity		
Share capital (note 5)	1,101,881	1,183,846
Contributed surplus	98,317	93,534
Retained earnings	2,029,163	2,143,375
Accumulated other comprehensive loss	(30,941)	-
	3,198,420	3,420,755
	$ 10,524,039	$ 10,377,269

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of dollars, except as otherwise noted)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Revenues				
Premiums written				
Direct	**$ 1,081,161**	$ 1,038,132	**$ 3,140,312**	$ 3,026,781
Ceded	**23,658**	24,431	**72,262**	72,470
Net	**1,057,503**	1,013,701	**3,068,050**	2,954,311
Changes in net unearned premiums	**(63,473)**	(59,248)	**(140,692)**	(107,265)
Net premiums earned	**994,030**	954,453	**2,927,358**	2,847,046
Interest and dividend income	**89,527**	84,823	**272,977**	251,118
Net (losses) gains on invested assets and other gains	**(2,836)**	35,757	**76,843**	178,219
Distribution and other	**10,531**	5,209	**66,014**	34,249
	1,091,252	1,080,242	**3,343,192**	3,310,632
Expenses				
Underwriting				
Claims	**685,713**	576,521	**1,912,573**	1,631,854
Commissions	**135,574**	139,108	**436,774**	457,030
Premium taxes	**34,298**	33,894	**101,899**	99,162
General expenses	**109,717**	108,999	**314,759**	317,485
	965,302	858,522	**2,766,005**	2,505,531
Distribution and other	**9,148**	1,673	**38,148**	16,960
Interest	**-**	1,328	**-**	5,309
	974,450	861,523	**2,804,153**	2,527,800
Income before income taxes	**116,802**	218,719	**539,039**	782,832
Income taxes	**24,801**	61,884	**126,475**	234,155
Net income	**$ 92,001**	$ 156,835	**$ 412,564**	$ 548,677
Unrealized losses on available for sale securities				
Increase during the period	**(43,689)**	-	**(97,665)**	-
Income taxes	**11,068**	-	**33,630**	-
	(32,621)	-	**(64,035)**	-
Reclassified to income				
Realized gains	**(14,540)**	-	**(122,662)**	-
Income taxes	**5,665**	-	**46,684**	-
	(8,875)	-	**(75,978)**	-
Other comprehensive loss	**(41,496)**	-	**(140,013)**	-
Comprehensive income	**$ 50,505**	$ -	**$ 272,551**	**$** -
Earnings per share, basic and diluted (dollars)	**$ 0.74**	$ 1.17	**$ 3.24**	$ 4.10
Dividends per share (dollars)	**0.27**	0.25	**0.81**	0.75
Basic and diluted average number of common shares (in thousands)	**124,473**	133,732	**127,457**	133,732

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of dollars)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2006	**$ 1,183,846**	**$ 93,534**	**$ 2,143,375**	**$ -**	**$ 3,420,755**
Transition adjustments (note 2)	-	-	**(4,274)**	**109,072**	**104,798**
Comprehensive income	-	-	**412,564**	**(140,013)**	**272,551**
Common shares purchased for cancellation (note 5)	**(81,965)**	-	**(419,179)**	-	**(501,144)**
Dividends paid	-	-	**(103,323)**	-	**(103,323)**
Stock-based compensation	-	**4,783**	-	-	**4,783**
Balance as at September 30, 2007	**$ 1,101,881**	**$ 98,317**	**$ 2,029,163**	**$ (30,941)**	**$ 3,198,420**
Balance as at December 31, 2005	$ 1,183,846	$ 89,713	$ 1,619,054	$ -	$ 2,892,613
Net income	-	-	548,677	-	548,677
Dividends paid	-	-	(100,299)	-	(100,299)
Stock-based compensation	-	3,038	-	-	3,038
Balance as at September 30, 2006	$ 1,183,846	$ 92,751	$ 2,067,432	$ -	$ 3,344,029

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2007	**2006**	**2007**	**2006**
Operating activities				
Net income	**$ 92,001**	$ 156,835	**$ 412,564**	$ 548,677
Adjustments for non-cash items	**75,337**	3,048	**125,702**	(31,664)
Changes in net claims liabilities	**97,427**	46,424	**158,380**	28,774
Changes in other operating assets and liabilities	**34,470**	(10,263)	**(292,801)**	(218,819)
Cash provided by operating activities	**299,235**	196,044	**403,845**	326,968
Investing activities				
Proceeds from sale of invested assets	**1,710,997**	4,283,491	**9,465,215**	13,991,732
Purchase of invested assets	**(1,966,190)**	(4,460,971)	**(9,361,667)**	(14,354,253)
Proceeds from sale and leaseback of properties	**-**	174	**-**	29,977
Purchase of property and equipment and other	**(14,609)**	(31,111)	**(27,441)**	(95,457)
Cash (used in) provided by investing activities	**(269,802)**	(208,417)	**76,107**	(428,001)
Financing activities				
Purchase of common shares for cancellation	**-**	-	**(501,144)**	-
Dividends paid	**(33,608)**	(33,433)	**(103,323)**	(100,299)
Debt repayment	**-**	(127,000)	**-**	(127,000)
Cash used in financing activities	**(33,608)**	(160,433)	**(604,467)**	(227,299)
Net decrease in cash and cash equivalents	**(4,175)**	(172,806)	**(124,515)**	(328,332)
Cash and cash equivalents, beginning of period	**5,614**	185,612	**125,954**	341,138
Cash and cash equivalents, end of period	**$ 1,439**	$ 12,806	**$ 1,439**	$ 12,806

(in thousands of dollars, except as otherwise noted)

1. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

2. New accounting policies

a) Financial instruments, comprehensive income and hedges

The Company adopted on January 1, 2007, the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The impact of these changes, as explained in detail below, was significant on the Company's interim consolidated balance sheet and note disclosures. The impact was however not significant on the Company's interim consolidated statement of income except for the recognition of unrealized gains and losses on held-for-trading securities and embedded derivatives (see table 7.1). The Company also changed some grouping and descriptions in its consolidated financial statements to better disclose its financial position and results.

i) Transition adjustments

The new standards were applied on January 1, 2007 on a retroactive basis without prior period restatement, in accordance with the applicable transitional provisions. The significant changes were:

1. Classification or designation of all financial assets and liabilities in one of these three categories:
   - available for sale ("AFS")
   - held-for-trading ("HFT")
   - loans and receivables

2. Revaluation of most of the AFS assets and all the HFT assets and liabilities at their fair value and these, under the new standards, are determined based on the bid or ask price, respectively. The Company was previously disclosing fair values based on the closing price. The differences between the book values at December 31, 2006 and the fair values at January 1, 2007 were recorded either in opening retained earnings or opening accumulated other comprehensive income ("AOCI"), according to the classification or designation of the specific asset or liability.

3. As a consequential effect of the changes above, the claims liabilities, net of reinsurance ("net claims liabilities") were recalculated at January 1, 2007 using a rate reflecting market condition instead of a book rate. The difference between the amount of net claims at December 31, 2006 and at January 1, 2007 was recorded as a transition adjustment in opening retained earnings.

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.1 Transition adjustments per balance sheet item

	December 31, 2006	Transition adjustments	January 1, 2007
Assets			
Invested assets			
Debt securities	3,972,243	21,760	3,994,003
Equity securities	3,040,848	240,250	3,281,098
Mortgage loans	57,218	-	57,218
Broker loans and equity investments	171,629	-	171,629
	7,241,938	262,010	7,503,948
Reinsurance assets	270,369	2,032	272,401
Future income tax asset	112,187	(63,682)	48,505
		200,360	
Liabilities			
Other liabilities			
Short securities	57,093	5,142	62,235
Derivative financial instruments	3,522	824	4,346
Embedded derivatives	-	71,636	71,636
Claims liabilities	3,823,539	17,960	3,841,499
		95,562	
Shareholders' equity			
Retained earnings	2,143,375	(4,274)	2,139,101
Accumulated other comprehensive income	-	109,072	109,072
		104,798	
		200,360	

Table 2.2 Classification and designation at January 1, 2007

	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	713,475	-	-	-	713,475
Fixed income securities	1,248,268	-	2,032,260	-	3,280,528
Equity securities					
Preferred shares	1,583,645	-	-	-	1,583,645
Common shares	1,407,031	73,914	216,508	-	1,697,453
Loans and equity investments					
Mortgage loans	-	-	-	57,218	57,218
Broker loans and equity investments	14,764	-	-	156,865	171,629
Short securities, derivative financial instruments and embedded derivatives	-	(138,217)	-	-	(138,217)
Total	4,967,183	(64,303)	2,248,768	214,083	7,365,731

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.3 Transition adjustments at January 1, 2007 (net of income taxes) per classification and designation

	AFS	Classified as HFT	Designated as HFT	Net claims liabilities	Total
Retained earnings	678	1,106	4,624	(10,682)	(4,274)
Accumulated other comprehensive income	109,072	-	-	-	109,072
	109,750	1,106	4,624	(10,682)	104,798

ii) Accounting policies now applied

As per the new accounting standards, the Company classified or designated all its financial assets and liabilities as AFS, HFT or loans and receivables as at January 1, 2007 (see current designation in table 3.1). Each of these categories involve different accounting treatments.

The principal changes and consequential changes in the accounting due to the adoption of these accounting standards are described below.

AFS financial assets

AFS financial assets are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded, net of income taxes, in other comprehensive income (loss) ("OCI") until the financial asset is disposed of, or has become other than temporarily ("OTT") impaired. As long as an AFS asset is held and not OTT impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). When the asset is disposed of, or has become OTT impaired, the gain or loss is recognized in the consolidated statement of income as net gains on invested assets and other gains and, accordingly, the amount is deducted from OCI. Gains and losses on the sale of AFS assets are calculated on a first in, first out basis.

HFT financial assets and liabilities

HFT financial assets and liabilities are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded in the consolidated statement of income as net gains on invested assets and other gains.

HFT financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term ("classified as HFT") or are voluntarily so designated by the Company ("designated as HFT").

The Company designated a portion of its fixed income securities that are supporting net claims liabilities as HFT. This designation will reduce the volatility of the consolidated statement of income related to the fluctuations in fair values of underlying net claims liabilities. Common shares used in a specific strategy were also designated as HFT to offset the fluctuations in fair values of their underlying derivative financial instruments.

Other financial assets and liabilities, including all derivative financial instruments and embedded derivatives (see below), were classified as HFT according to the new standards.

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Loans and receivables

Certain financial assets were designated as loans and receivables. These financial assets are accounted for at amortized cost using the effective interest rate method. As long as a loan or receivable is held and not impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). These designations are consistent with the accounting policies under the prior standards.

Net claims liabilities

Net claims liabilities were previously discounted using the book yield of their supporting invested assets, which was consistent with the accounting treatment of these assets carried at amortized cost. Under the new accounting standards, these supporting assets are now carried at their fair value. As a consequential change of the adoption of the new accounting standards, the discount rate now used for net claims liabilities reflects the market yield of the supporting assets, which is consistent with the new accounting treatment of these assets.

Derivative financial instruments and hedge accounting

Derivative financial instruments are used for risk management ("non-trading") purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions and the method to be used to measure its effectiveness. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative financial instrument is terminated or sold. Under the previous standards, the fair value of the derivative financial instrument was then accounted for and the related gain or loss was deferred to be included in the consolidated statement of income during the periods in which the hedged item affected earnings. Should the hedged item cease to exist; the gains or losses deferred until then are immediately charged to income. Under the new standards, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statement of income based on a recalculated effective interest rate over the residual period to maturity; unless the hedged item has been derecognized in which case it is released to the consolidated statement of income immediately.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

(iii) The Company uses hedge accounting only for certain currency swaps used to manage foreign exchange risk related to certain investments in U.S. dollars. Under the previous standards, these derivative financial instruments were recognized at cost and foreign exchange gains and losses related to the hedged items were not recognized until they were settled. Under the new standards, the derivative financial instruments are carried at fair value in the consolidated balance sheet and changes in their fair value are recorded in the consolidated statement of income. The hedged assets are carried at fair value in the consolidated balance sheet and the changes in their fair value attributable to the hedged risk, according to the accounting treatment of the hedging instrument, are recognized also in the consolidated statement of income and the changes in the fair value attributable to other risks are recognized in OCI. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the consolidated statement of income.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statement of income during the period in which they arise.

These changes in accounting policies for derivative financial instruments and hedge accounting had no significant impact on the Company's consolidated financial statements.

Embedded derivatives

A derivative instrument may be embedded in another financial instrument (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivative financial instruments when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivatives are the same as those of a stand-alone derivative financial instrument, and the combined contract is not designated or classified as HFT. These embedded derivatives are accounted for as other HFT financial assets and liabilities.

As a result of this new accounting standard for embedded derivatives, the Company now accounts for the redemption options embedded in some perpetual preferred shares separately from the host instrument.

Comprehensive income

The consolidated statement of comprehensive income is a new financial statement. This new statement reflects the net income as adjusted, net of income taxes, for the AFS asset changes in fair values during the period less the amount recognized in the consolidated statement of income during the period. Such an adjustment is called OCI and is not included in the earnings per share calculations.

Accumulated other comprehensive income (loss)

The accumulated OCI ("AOCI") is a new component of the shareholders' equity and represents the accumulated changes in fair values, net of income taxes, of AFS assets that are not yet recognized in the consolidated statement of income.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Revenue and expenses recognition

Under previous standards, transaction costs were capitalized on initial recognition. Under the new standards, the transaction costs are now expensed as incurred for financial instruments classified or designated as HFT. For other financial instruments, transaction costs are still capitalized on initial recognition.

The effective interest method of amortization is used for any transaction cost capitalized on initial recognition and for the premiums or discounts earned or incurred for loans and AFS securities.

Determination of fair value

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received.

Subsequent to initial recognition, the fair values are determined based on available information. When a quoted active market exists, the fair values of financial assets are based on bid prices and the fair values of financial liabilities, namely short securities and some derivative financial instruments, are based on ask prices. When independent prices are not available, the fair values of securities HFT are determined by using valuation techniques commonly used by market participants, which refer to observable market data, and AFS equity securities are then carried at cost. Valuation techniques commonly used by market participants includes as well comparisons with similar instruments where market observable prices exist, discounted cash flow analysis and option pricing models.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive at which time it is recorded as a financial asset, or it is extinguished. These changes in classifications occur mainly to derivative financial instruments (see current classification in the consolidated balance sheet of derivative financial instruments in table 3.3). Derivative financial instruments with positive fair values are recorded as other receivables and those with negative fair values are recorded as other liabilities.

b) Other changes in accounting policies

Effective January 1, 2007, the Company applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies are made only if they result in reliable and more relevant information. No voluntary changes were made in 2007.

The Company also applied the Emerging Issues Committee ("EIC") Abstract No. 163 "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on the Company's consolidated financial statements.

c) Future accounting changes not yet applied

The CICA issued a new accounting standard, section 1535 "*Capital Disclosures*", which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Company beginning January 1, 2008.

(in thousands of dollars, except as otherwise noted)

2. Accounting changes (continued)

c) Future accounting changes not yet applied (continued)

Effective January 1, 2008, the Company will also apply the new CICA handbook sections 3862 *"Financial Instruments – Disclosure"* and 3863 *"Financial Instruments – Presentation"* revising and enhancing actual disclosure requirements. The new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

d) Comparative figures

During the second quarter, the Company reclassified to goodwill certain deferred acquisition costs, net of income taxes. The reclassification had no significant impact on the consolidated statement of income.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

3. Invested assets and other financial instruments

a) Invested assets by designation

Table 3.1

As at September 2007	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	-	-	-	-	-
Fixed income securities	2,090,055	-	1,670,726	-	3,760,781
Equity securities					
Preferred shares	1,528,906	-	-	-	1,528,906
Common shares	1,462,461	88,891	221,266	-	1,772,618
Loans and equity investments	12,947	-	-	191,521	204,468
	5,094,369	88,891	1,891,992	191,521	7,266,773

Fixed income securities totaling $79,005 (December 2006 – carrying value of $60,878, fair value of $60,896) are pledged as collateral for short securities of $77,855 (December 2006 – carrying value of $57,093, fair value of $62,289).

(in thousands of dollars, except as otherwise noted)

3. Invested assets and other financial instruments (continued)

b) Unrecognized gains and losses

Table 3.2

As at September 2007	Unamortized cost	Unrealized Gains	Unrealized Losses	Fair value
Debt securities	3,774,623	10,707	24,549	3,760,781
Equity securities	3,318,227	117,910	134,613	3,301,524
Loans and equity investments	204,468	-	-	204,468
	7,297,318	128,617	159,162	7,266,773

As at December 2006	Book value	Unrealized Gains	Unrealized Losses	Fair value
Debt securities	3,972,243	30,639	7,772	3,995,110
Equity securities	3,040,848	238,296	61,574	3,217,570
Loans and equity investments	228,847	1,738	-	230,585
	7,241,938	270,673	69,346	7,443,265

c) Positive and negative fair values of derivative financial instruments

Table 3.3

As at September 2007	Fair values Positive	Fair values Negative
Designated as fair value hedge	2,654	-
Not designated in a hedging relationship	14,270	23,198

As at December 2006	Fair values Positive	Fair values Negative
Designated as fair value hedge	-	824
Not designated in a hedging relationship	1,585	3,522

4. Claims liabilities

Table 4.1 presents direct claims liabilities movements.

Table 4.1

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Claims liabilities, beginning of period	3,878,744	3,755,101	3,823,539	3,821,609
Transition adjustment (note 2)	-	-	17,960	-
Claims incurred	708,836	646,181	1,988,442	1,787,207
Prior year favorable claims development	(17,223)	(67,085)	(75,626)	(150,331)
Claims paid	(591,164)	(540,279)	(1,775,122)	(1,664,567)
Claims liabilities, end of period	3,979,193	3,793,918	3,979,193	3,793,918

(in thousands of dollars, except as otherwise noted)

5. Share capital

The Company completed a substantial issuer bid under which it purchased for cancellation, on March 30, 2007, 9,259,239 of its common shares at $54.00 per share for a total consideration of $500,000 plus fees of $1,144, net of income taxes. Total cost paid, including fees, was first charged to share capital to the extent of the average carrying value of the common shares purchased for cancellation and the excess was charged to retained earnings.

a) Issued and outstanding

Table 5.1

	September 2007			December 2006		
	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	**Unlimited**	**124,472,761**	**1,101,881**	Unlimited	133,732,000	1,183,846
Class A	**Unlimited**	**-**	**-**	Unlimited	-	-
Special	**One**	**1**	**-**	One	1	-

b) Stock-based compensation

Table 5.2

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Long-term incentive plan (units)				
Outstanding, beginning of period	**707,400**	545,274	**545,274**	363,700
Change in estimate during the period	**(4,350)**	1,487	**157,776**	183,061
Outstanding, end of period	**703,050**	546,761	**703,050**	546,761
Employee share purchase plan (restricted shares)				
Outstanding, beginning of period	**51,696**	-	**22,892**	-
Awarded during the period	**17,686**	10,718	**46,490**	10,718
Vested during the period	**(4,854)**	-	**(4,854)**	-
Outstanding, end of period	**64,528**	10,718	**64,528**	10,718

6. Related party transactions

a) Revenues and expenses

Table 6.1

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Reinsurance ceded to related entities				
Ceded premiums earned	**5,350**	4,997	**15,612**	13,115
Ceded claims expenses	**(525)**	4,119	**236**	6,909
Expenses				
Commissions	**9,220**	8,337	**26,772**	23,495
General expenses	**4,507**	4,416	**13,536**	13,169
Interest	**-**	1,328	**-**	5,309

(in thousands of dollars, except as otherwise noted)

6. Related party transactions (continued)

b) Consolidated balance sheet amounts

Table 6.2

	September 2007	December 2006
Reinsurance receivable	646	4,252
Broker loans	83,675	62,985

7. Additional information

Table 7.1 presents additional information on consolidated statements of income and cash flows.

Table 7.1

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Consolidated statement of income				
Income from HFT financial instruments				
Interest	19,437	-	59,637	-
Dividends	2,489	-	8,704	-
Realized losses	(2,346)	-	(533)	-
Unrealized gains (losses)	7,872	-	(26,166)	-
Derivative financial instruments	(5,305)	-	1,173	-
Embedded derivatives	18,545	-	18,545	-
	40,692	-	61,360	-
Impairments	(28,326)	(3,848)	(42,223)	(13,457)
Amortization	(5,440)	(369)	(10,058)	(7,903)
Stock-based compensation	(1,577)	(1,128)	(4,783)	(3,038)
Employee future benefits	(1,803)	(710)	(5,411)	(1,915)
Consolidated statement of cash flows				
Income taxes paid	(2,150)	(65,316)	(141,742)	(245,668)
Interest paid	-	(3,982)	-	(7,963)

8. Segmented information

The Company has two reportable segments, the underwriting segment and the corporate and distribution segment.

The Company's core business activity is P&C insurance underwriting. Underwriting segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily automobile and other, primarily property and liability.

Corporate and distribution segment includes the results of the Company's broker operations and the results of other operations.

(in thousands of dollars, except as otherwise noted)

8. Segmented information (continued)

a) Results of the Company's reportable segments and their assets

Table 8.1

For the three months ended September 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	994,030	27,787	(17,256)	1,004,561
Expenses	965,302	21,557	(17,256)	969,603
Subtotal	28,728	6,230	-	34,958
Interest and dividend income				89,527
Invested assets management expenses				(4,847)
Net losses on invested assets and other gains				(2,836)
Total income before income taxes				116,802

For the three months ended September 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	954,453	27,450	(22,241)	959,662
Expenses	858,522	20,062	(22,241)	856,343
Subtotal	95,931	7,388	-	103,319
Interest and dividend income				84,823
Invested assets management expenses				(5,180)
Net gains on invested assets and other gains				35,757
Total income before income taxes				218,719

Table 8.2

For the nine months ended September 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	2,927,358	117,457	(51,443)	2,993,372
Expenses	2,766,005	65,488	(41,963)	2,789,530
Subtotal	161,353	51,969	(9,480)	203,842
Interest and dividend income				272,977
Invested assets management expenses				(14,623)
Net gains on invested assets and other gains				76,843
Total income before income taxes				539,039

For the nine months ended September 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	2,847,046	80,562	(46,313)	2,881,295
Expenses	2,505,531	51,716	(46,313)	2,510,934
Subtotal	341,515	28,846	-	370,361
Interest and dividend income				251,118
Invested assets management expenses				(16,866)
Net gains on invested assets and other gains				178,219
Total income before income taxes				782,832

(in thousands of dollars, except as otherwise noted)

8. Segmented information (continued)

a) Results of the Company's reportable segments and their assets (continued)

Table 8.3

As at September 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Goodwill	74,411	85,063	-	159,474
Invested assets	6,730,889	537,114	(1,230)	7,266,773
Other	2,869,415	242,515	(14,138)	3,097,792
Total assets	9,674,715	864,692	(15,368)	10,524,039

As at September 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Goodwill	74,411	77,417	-	151,828
Invested assets	6,598,259	674,967	(9,414)	7,263,812
Other	2,634,883	243,081	(12,731)	2,865,233
Total assets	9,307,553	995,465	(22,145)	10,280,873

b) Results by line of business

Table 8.4

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Direct premiums written				
Personal	814,089	760,858	2,286,030	2,146,335
Commercial	267,092	277,274	854,282	880,446
Underwriting income				
Personal	5,648	58,562	92,835	199,992
Commercial	23,080	37,368	68,718	141,523

FILE NO. 82-35053

TABLE OF CONTENTS

Page	Section
6	Section 1 – Description of the business
6	Section 2 – Industry outlook
8	Section 3 – Overview of consolidated performance
11	Section 4 – Consolidated performance review
15	Section 5 – Segment performance review
19	Section 6 – Summary of quarterly results
20	Section 7 – Financial condition
26	Section 8 – Accounting and disclosure matters
27	Section 9 – Risk management principles and responsibilities
27	Section 10 – Other matters

November 6, 2007

The following Management's Discussion and Analysis ("MD&A"), which was approved by the Board of Directors for the quarter ended on September 30, 2007, should be read in conjunction with our Unaudited Interim Consolidated Financial Statements and accompanying notes as well as the MD&A and the Consolidated Financial Statements in the Company's 2006 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles ("GAAP") and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, general expenses and claims ratios as well as other performance measures. Such measures are defined in a glossary of terms on the Company's web site at www.ingcanada.com. Click on "Investor Relations" and "Glossary" on the left navigation bar.

Forward-looking statements

This document contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2006 Annual Information Form. Please read the cautionary note in section 10.2 of this document. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

All figures in the MD&A tables are in millions of Canadian dollars, except as otherwise noted. A change column has been provided for convenience showing the change between the two quarters. Not applicable ("n/a") is used when there is no comparable information or the change percent exceeds 1,000. Not material ("n/m") is used when figures are not significant.

SECTION 1 – DESCRIPTION OF THE BUSINESS

ING Canada is the largest provider of property and casualty ("P&C") insurance in Canada with an 11% market share. The Company offers automobile, property and liability insurance to individuals and small- to medium-sized businesses through broker and direct-to-consumer channels under the ING Insurance, belairdirect and Grey Power brands. The personal automobile business makes up approximately 50% of direct premiums written, personal property comprises 20% and commercial insurance makes up 30%. The independent broker channel accounts for approximately 80% of annual direct premiums written. The Company's investment management subsidiary manages the invested assets of ING Canada Inc. and its insurance subsidiaries.

ING Canada's strategy is to continue to maximize growth in the broker and direct-to-consumer channels. The Company is also expanding its network of affiliated brokerages through small-scale acquisitions. ING Canada's goals are to exceed the Canadian P&C insurance industry organic growth rate by a minimum of 300 basis points over time and to exceed the industry return on equity by at least 500 basis points annually.

More detailed information on ING Canada's strategies for growth can be found in the Company's 2006 Annual Report.

SECTION 2 – INDUSTRY OUTLOOK

Several key factors will affect the Canadian property and casualty insurance industry over the coming 12 months.

Industry growth and underwriting income
We expect underwriting ratios and industry premium growth to trend toward historical averages.

Claims costs in automobile insurance
Sustainability of cost containment measures will continue to be a key performance driver. Automobile insurance reforms adopted by various provinces have been effective at containing and stabilizing claims costs over the last few years; however, rising accident benefit and bodily injury claims in Ontario indicate some inflation in these areas. Increases in frequency and/or severity may lead to premium increases.

Commercial insurance competition
Commercial insurance continues to be competitive. Rates on large commercial accounts are under more pressure than small and medium commercial accounts. ING Canada's commercial business is concentrated in small commercial accounts as defined by annual premiums of less than ten thousand dollars. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

Non-residential construction cost inflation
Cost inflation, higher labour rates and labour shortages, particularly in Western Canada, are putting pressure on underwriting margins in commercial property lines. We are working with our brokers and customers to ensure that policies include sufficient coverage for current replacement costs of insured properties and adjusting pricing models accordingly to reflect the elevated cost environment.

Personal property claims
Increases in water-related property damages caused by seasonal storm activity as well as construction cost inflation have contributed to higher loss ratios in the personal property segment. Construction cost inflation is driving increases in industry rates in the property segment.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

SECTION 3 – OVERVIEW OF CONSOLIDATED PERFORMANCE

Highlights

- Personal lines continued to drive solid growth in direct premiums written in the third quarter
- Combined ratio of 97.1% reflects higher personal auto and property claims and lower favourable prior year claims development
- Net income decreased primarily due to lower underwriting income and a net loss on debt securities

Financial summary

Table 1

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands)	**1,273.1**	1,242.9	2.4%	**3,623.2**	3,514.0	3.1%
Direct premiums written (including pools)	**1,081.2**	1,038.1	4.2%	**3,140.3**	3,026.8	3.7%
Direct premiums written (excluding pools)	**1,091.2**	1,059.1	3.0%	**3,147.3**	3,038.0	3.6%
Underwriting:						
Net premiums earned	**994.0**	954.5	4.1%	**2,927.4**	2,847.0	2.8%
Net claims and general expenses (table 3)	**965.3**	858.6	12.4%	**2,766.0**	2,505.5	10.4%
Net underwriting income	**28.7**	**95.9**	**(70.1)%**	**161.4**	**341.5**	**(52.7)%**
Combined ratio	***97.1%***	*89.9%*	*7.2 pts*	***94.5%***	*88.0%*	*6.5 pts*
Interest and dividend income, net of expenses (table 4)	**84.7**	79.7	6.3%	**258.3**	234.2	10.3%
Net (losses) gains on invested assets and other gains (table 5)	**(2.8)**	35.8	(107.8)%	**76.8**	178.2	(56.9)%
Corporate and distribution (table 9)	**6.2**	7.3	(15.1)%	**42.5**	28.9	47.1%
Income before income taxes	**116.8**	**218.7**	**(46.6)%**	**539.0**	**782.8**	**(31.1)%**
Income taxes	**24.8**	61.9	(59.9)%	**126.4**	234.1	(46.0)%
Effective income tax rate	***21.2%***	*28.3%*	*(7.1) pts*	***23.5%***	*29.9%*	*(6.4) pts*
Net income	**92.0**	**156.8**	**(41.3)%**	**412.6**	**548.7**	**(24.8)%**
EPS – basic and diluted (dollars)	**0.74**	**1.17**	**(36.8)%**	**3.24**	**4.10**	**(21.0)%**
ROE for the last twelve months	**16.0%**	**24.6%**	**(8.6) pts**			

Note: *All references to direct premiums written exclude pools in this MD&A (including tables), unless otherwise indicated.*

Third quarter 2007

Solid growth in written insured risks and average amounts insured in personal lines drove a 3.0% increase in total direct premiums written. In commercial lines, direct premiums written were down while the number of written insured risks was flat, reflecting the competitive pricing environment and a shift toward smaller commercial accounts with lower annual premiums.

Net income for the third quarter was down primarily due to lower underwriting income, as well as a net loss on invested assets reflecting portfolio impairments and realized losses on debt securities, shown in table 5. Higher current and prior year claims in personal auto were the most significant factors impacting underwriting income in the quarter. In addition, higher severity of current year claims in personal property and lower favourable prior year claims development in commercial non-auto also negatively impacted underwriting income. An increase in non-taxable dividend income relative to underwriting income resulted in a lower effective income tax rate, which positively affected net income.

The following table reflects major changes in income before income taxes.

Table 2

	Three months ended September 30		**Nine months ended September 30**	
As reported in 2006		218.7		782.8
Lower favourable prior year claims development	(48.4)		(75.1)	
Current accident year:				
Lower losses from catastrophes	10.9		1.3	
Higher (lower) results from Facility Association	1.4		(3.0)	
Lower underwriting income	(31.1)		(103.3)	
Change in net underwriting income		(67.2)		(180.1)
Lower net gains on invested assets and other gains		(38.6)		(101.5)
Higher interest and dividend income, net of expenses		5.0		24.1
Corporate and distribution		(1.1)		13.7
As reported in 2007		**116.8**		**539.0**

Year to date 2007

Direct premiums written increased 3.6% due to a rise in written insured risks and amounts insured in personal lines, year to date. In commercial lines, lower direct premiums written reflect a shift in the portfolio to smaller accounts with lower annual premiums, flat growth in written insured risks and low single-digit rate decreases.

Net income was down by 24.8% in the first nine months of the year due to a combination of lower underwriting income and a decline in net gains on invested assets. A lower effective tax rate, higher investment income and an increase in corporate and distribution income positively impacted results year to date. The decline in the effective tax rate is described in more detail in the third quarter discussion above.

Higher severity on current year property claims and an increase in frequency and severity in personal auto led to a decrease in underwriting income year to date. Lower favourable prior year claims development,

mainly in personal auto, also had a negative impact on underwriting income. A $40.5 million reduction to claims liabilities reflecting higher market yields in 2007 positively affected underwriting income, partly offsetting the other factors previously mentioned.

Return on equity

Return on equity ("ROE") for the twelve-month period ending September 30, 2007 was 16.0% compared to 24.6% for the same period last year. The decline was due to lower net income.

ROE is a non-GAAP measure calculated by dividing net income for the period by the average shareholders' equity during the same period. The average shareholders' equity is the mean of shareholders' equity at the beginning and end of the period. Shareholders' equity includes accumulated other comprehensive income ("AOCI").

Recent events

Short form base shelf prospectus

On October 26, 2007, the Company filed a short form base shelf prospectus with securities regulators throughout Canada which replaces a similar prospectus filed in September 2005. The filing, for which the Company has received final receipt from Canadian securities regulators, will allow the Company to offer, over a 25-month period, an aggregate of any combination of up to $1.0 billion in debt, preferred or common share securities. For more information, please refer to the news release and preliminary short form base shelf prospectus dated October 26, 2007 which is filed on SEDAR at www.sedar.com.

SECTION 4 – CONSOLIDATED PERFORMANCE REVIEW

Written insured risks

The number of written insured risks grew 2.4% during the quarter and by 3.1% year to date, driven by solid growth in personal lines. In commercial lines, the number of insured risks was flat in the third quarter and year to date.

Direct premiums written

Direct premiums written increased 3.0% in the third quarter and 3.6% year to date, driven by an increase in written insured risks and the average amount insured in personal lines.

Net claims and general expenses

Table 3

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Net claims:						
(Favourable) prior year claims development	**(20.7)**	(69.1)	(70.0)%	**(70.5)**	(145.6)	(51.6)%
Current year catastrophes	**16.6**	27.4	(39.4)%	**31.4**	32.7	(4.0)%
Current year claims	**689.8**	618.2	11.6%	**1,951.7**	1,744.8	11.9%
Total	**685.7**	**576.5**	**18.9%**	**1,912.6**	**1,631.9**	**17.2%**
Commissions, net	**135.6**	139.2	(2.6)%	**436.8**	457.1	(4.4)%
Premium taxes, net	**34.3**	33.9	1.2%	**101.9**	99.2	2.7%
General expenses, net	**109.7**	109.0	0.6%	**314.7**	317.4	(0.9)%
Total	**965.3**	**858.6**	**12.4%**	**2,766.0**	**2,505.6**	**10.4%**
Combined ratio	**97.1%**	**89.9%**	**7.2 pts**	**94.5%**	**88.0%**	**6.5 pts**

Prior year claims development

Favourable prior year claims development decreased compared to strong favourable prior year claims development in the third quarter of last year, primarily due to higher accident benefit and bodily injury claims in Ontario personal auto and higher prior year claims in commercial non-auto. Year to date, prior year claims development was favourably impacted by a market yield adjustment to claims liabilities, described in section 7.

Catastrophes

In the third quarter, catastrophic claims were down by $10.8 million and $1.3 million on a year to date basis. Floods and hail in Western Canada in the spring and summer were the primary causes of catastrophic claims in 2007. Catastrophic claims are defined as a single event that resulted in $5.0 million or more in aggregate claims.

Current accident year claims

Current accident year claims were up by $71.6 million in the third quarter and $206.9 million year to date mainly due to higher personal auto and property claims. Refer to section 5 - *Segment Performance Review* for more detailed information on current accident year claims.

Commissions

Variable commissions were down in the third quarter and year to date due to lower underwriting results.

Industry pools

Industry pools consist of the "residual market" as well as risk-sharing pools ("RSP") in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except the Quebec RSP. In the third quarter and year to date, the net effect of transfers in and out of these pools on current accident year results was negligible despite a negative impact from the Facility Association.

Interest and dividend income, net of expenses

Table 4

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Interest income	**48.9**	47.6	2.7%	**146.8**	143.3	2.4%
Dividend income	**40.6**	37.3	8.8%	**126.1**	107.8	17.0%
Interest and dividend income, before expenses	**89.5**	84.9	5.4%	**272.9**	251.1	8.7%
Expenses	**(4.8)**	(5.2)	(7.7)%	**(14.6)**	(16.9)	(13.6)%
Interest and dividend income, net of expenses	**84.7**	**79.7**	**6.3%**	**258.3**	**234.2**	**10.3%**

Interest income

Interest income was higher in the third quarter and year to date reflecting an increase in fixed income assets under management and higher yields.

Dividend income

The increase in dividend income in the third quarter and year to date was due to an increase in dividend-paying equity investments and higher yields on equity holdings.

Net (losses) gains on invested assets and other gains

Table 5

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Debt securities						
Realized gains (losses)	**(8.0)**	3.9	(305.1)%	**(17.4)**	17.0	(202.4)%
Unrealized gains (losses)	**11.1**	-	n/a	**(24.0)**	-	n/a
Impairments	**(27.9)**	-	n/a	**(29.2)**	-	n/a
Gains (losses) on derivatives	**(10.8)**	(4.9)	120.4%	**4.0**	3.6	11.1%
Net gains (losses) on debt securities	**(35.7)**	**(1.0)**	**n/a**	**(66.7)**	**20.6**	**(423.8)%**
Equity securities						
Realized gains	**14.1**	47.6	(70.4)%	**144.1**	164.4	(12.3)%
Unrealized losses	**(3.2)**	-	n/a	**(2.1)**	-	n/a
Impairments	**(0.4)**	(3.8)	(89.5)%	**(13.0)**	(13.5)	(3.7)%
Gains (losses) on derivatives (including embedded derivatives)	**24.2**	(8.8)	(375.0)%	**15.7**	2.8	460.7%
Net gains on equities	**34.7**	**35.0**	**(0.9)%**	**144.7**	**153.7**	**(5.9)%**
Other	**(1.8)**	1.8	(200.0)%	**(1.2)**	3.9	(130.8)%
Total gains (losses) before income taxes	**(2.8)**	**35.8**	**(107.8)%**	**76.8**	**178.2**	**(56.9)%**
Total gains (losses) after income taxes	**(3.2)**	**24.5**	**(113.1)%**	**45.2**	**120.0**	**(62.3)%**

Third quarter 2007

The net loss on the debt portfolio was primarily related to investments in capital notes associated with asset-backed securities, and related total return swaps (derivatives), both of which were adversely impacted by unfavourable capital market conditions. The capital notes were impaired by $27.9 million and fair values of the total return swaps were adjusted down by $11.9 million. The remaining exposure to these securities is $30.0 million pre-tax, including $17.0 million in capital notes and $13.0 million in a total return swap.

Lower realized gains on equity securities were offset by $18.5 million in gains on call options embedded in our perpetual preferred shares, reflecting market volatility. Approximately $10.0 million of the $18.5 million is associated with the first and second quarters, but was recorded in the third quarter upon final determination of the valuation method for embedded derivatives. See section 7.1, impact of the adoption of new accounting standards on January 1, 2007 as well as section 8.2, *Critical Accounting Estimates and Assumptions*.

Year to date 2007

Year to date, pre-tax gains on invested assets and other gains decreased mainly due to net losses on debt securities, as well as portfolio impairments and lower realized equity gains compared to the same period in 2006. Realized gains on invested assets were particularly high in the first quarter of 2006 due to the fixed income portfolio repositioning. Overall, unfavourable bond market conditions in 2007 and higher interest

rates had a significant impact on the market values of the Company's fixed income securities and preferred shares.

From quarter to quarter, realized gains fluctuate due to the timing of asset dispositions and market conditions. Management's objective is to maximize after-tax total returns and generate long-term value over time, balancing preservation of capital and risk diversification.

Net operating income

Table 6

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Net income	**92.0**	156.8	(41.3)%	**412.6**	548.7	(24.8)%
Less: Net (losses) gains on invested assets and other gains, after income taxes (table 5)	**(3.2)**	24.5	(113.1)%	**45.2**	120.0	(62.3)%
Net operating income	**95.2**	132.3	(28.0)%	**367.4**	428.7	(14.3)%
Average outstanding shares (millions)	**124.5**	133.7	(6.9)%	**127.5**	133.7	(4.6)%
Net operating income per share (dollars)	**0.77**	**0.99**	**(22.2)%**	**2.88**	**3.21**	**(10.3)%**

Net operating income and net operating income per share are non-GAAP measures. Net operating income is equal to net income less net gains on invested assets and other gains, after tax. Net operating income per share is equal to net operating income for the period divided by the average outstanding number of shares for the same period. These measures may not be comparable to similar measures used by other companies, however, they are widely used in the investment community to assess the Company's performance.

Other comprehensive income

Other comprehensive income ("OCI") was introduced with the new accounting standards in 2007. OCI includes the changes in fair values of invested assets classified as available for sale. Available for sale assets sold during the period are reflected in income and are no longer included in OCI. Unrealized gains on available-for-sale assets are tax-affected.

Unrealized losses on available-for-sale securities and dispositions of available-for-sale securities resulted in negative OCI of $140.0 million in 2007. Lower market values of the Company's fixed income assets, some of which are classified as available-for-sale, reflect less favourable bond market conditions in 2007.

SECTION 5 – SEGMENT PERFORMANCE REVIEW

ING Canada has two segments: 1) P&C insurance; and, 2) Corporate and distribution. P&C insurance is divided into two lines of business, personal and commercial lines. Corporate and distribution includes income from investments in brokerages as well as other corporate items.

P&C Insurance - Personal Lines

Table 7

	Three months ended September 30			Nine months ended September 30		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Written insured risks (thousands):						
Automobile	**681.1**	660.4	3.1%	**1,972.9**	1,898.6	3.9%
Property	**476.7**	467.6	1.9%	**1,281.5**	1,247.1	2.8%
Total	**1,157.8**	**1,128.0**	**2.6%**	**3,254.4**	**3,145.7**	**3.5%**
Direct premiums written:						
Automobile	**565.6**	540.3	4.7%	**1,604.6**	1,519.6	5.6%
Property	**258.7**	241.5	7.1%	**689.2**	637.9	8.0%
Total	**824.3**	**781.8**	**5.4%**	**2,293.8**	**2,157.5**	**6.3%**
Net premiums earned:						
Automobile	**505.9**	475.1	6.5%	**1,492.7**	1,415.5	5.5%
Property	**213.5**	197.3	8.2%	**619.4**	582.1	6.4%
Total	**719.4**	**672.4**	**7.0%**	**2,112.1**	**1,997.6**	**5.7%**
Net underwriting income (loss):						
Automobile	**26.3**	73.0	(64.0)%	**114.1**	181.6	(37.2)%
Property	**(20.7)**	(14.4)	43.8%	**(21.4)**	18.4	(216.3)%
Total	**5.6**	**58.6**	**(90.4)%**	**92.7**	**200.0**	**(53.7)%**
Ratios						
Claims ratio	**72.6%**	63.6%	9.0 pts	**68.0%**	60.9%	7.1 pts
Commissions ratio	**14.0%**	15.3%	(1.3) pts	**15.0%**	16.3%	(1.3) pts
Premium taxes ratio	**3.4%**	3.5%	(0.1) pts	**3.4%**	3.4%	-
General expenses ratio	**9.2%**	8.8%	0.4 pts	**9.2%**	9.3%	(0.1) pts
Combined ratio	**99.2%**	**91.2%**	**8.0 pts**	**95.6%**	**89.9%**	**5.7 pts**

Third quarter 2007

Direct premiums written grew by 5.4% in personal lines, driven by a 2.6% increase in written insured risks and a rise in the average amount insured.

In personal auto, direct premiums written grew 4.7% despite an overall rate decrease. In mid September, a rate increase of 3.5% came into effect on new personal auto policies in Ontario, the Company's largest market in the personal auto line. Higher rates will start to have a favourable impact on earned premiums in future quarters. In personal property, direct premiums written were up 7.1%, reflecting a 1.9% increase in written insured risks, higher insured amounts and rate increases.

Underwriting income was negatively affected by a 3.3% rate decrease on direct premiums earned, higher frequency and lower favourable prior year claims development in the personal auto line, mainly caused by higher accident benefit and bodily injury claims in Ontario, compared to particularly high favourable prior year claims development in the third quarter of 2006. Higher property severity due to an increase in summer storm activity in Western Canada and an increase in large losses also had a negative impact on underwriting income.

Year to date 2007

Direct premiums written rose 6.3% in the first nine months of the year, driven by a 3.5% increase in the number of written insured risks and an increase in average amount insured. Average rates in personal auto decreased by 2.7% and increased by 0.6% in personal property year to date.

Underwriting income was lower due to higher frequency, a rise in severity and rate decreases in personal auto combined with higher property claims severity. Lower favourable prior year claims development, mainly in personal auto, also contributed to the shortfall in underwriting income. Seasonal storm activity in Western Canada and an increase in large losses combined with construction cost inflation resulted in higher property claims severity.

P&C Insurance - Commercial Lines

Table 8

	Three months ended September 30			Nine months ended September 30		
	2007	2006	Change	2007	2006	Change
Written insured risks (thousands):						
Automobile	**58.8**	58.0	1.4%	**193.0**	191.9	0.6%
Non-auto	**56.5**	57.0	(0.9)%	**175.8**	176.5	(0.4)%
Total	**115.3**	**115.0**	**0.3%**	**368.8**	**368.4**	**0.1%**
Direct premiums written:						
Automobile	**72.5**	74.9	(3.2)%	**239.5**	245.6	(2.5)%
Non-auto	**194.3**	202.4	(4.0)%	**614.0**	634.8	(3.3)%
Total	**266.8**	**277.3**	**(3.8)%**	**853.5**	**880.4**	**(3.1)%**
Net premiums earned:						
Automobile	**80.4**	81.9	(1.8)%	**239.5**	244.7	(2.1)%
Non-auto	**194.3**	200.0	(2.8)%	**575.7**	604.7	(4.8)%
Total	**274.7**	**281.9**	**(2.6)%**	**815.2**	**849.4**	**(4.0)%**
Net underwriting income:						
Automobile	**9.3**	9.9	(6.1)%	**23.9**	31.5	(24.1)%
Non-auto	**13.8**	27.5	(49.8)%	**44.9**	110.0	(59.2)%
Total	**23.1**	**37.4**	**(38.2)%**	**68.8**	**141.5**	**(51.4)%**
Ratios						
Claims ratio	**59.6%**	52.7%	6.9 pts	**58.3%**	48.8%	9.5 pts
Commissions ratio	**18.7%**	20.3%	(1.6) pts	**19.7%**	20.8%	(1.1) pts
Premium taxes ratio	**3.5%**	3.7%	(0.2) pts	**3.6%**	3.6%	-
General expenses ratio	**9.8%**	10.0%	(0.2) pts	**10.0%**	10.1%	(0.1) pts
Combined ratio	**91.6%**	**86.7%**	**4.9 pts**	**91.6%**	**83.3%**	**8.3 pts**

Third quarter 2007

Direct premiums written declined by 3.8% in commercial lines, reflecting a shift in the portfolio mix to smaller commercial accounts with lower annual premiums. Written insured risks were flat in the third quarter. Softer growth in commercial lines reflects the competitiveness of the commercial segment. ING Canada's commercial book is focused on small- to medium-sized accounts, which are less price-sensitive than larger commercial accounts, providing some insulation in a more aggressive pricing environment though rates have softened in the segment.

Underwriting income was down mainly due to an increase in severity in commercial non-auto and a decrease in favourable prior year claims development, mainly in commercial non-auto. Frequency was up slightly in commercial auto, but severity was down.

Year to date 2007

Direct premiums written were down 3.1% in the first nine months of the year primarily due to a change in portfolio mix, referred to in the third quarter discussion. The number of written insured risks was flat. Underwriting income was down significantly year to date principally due to an increase in severity of current year claims in commercial non-auto caused by weather-related events and an increase in large losses. In commercial auto, current accident year claims improved year-over-year due to lower severity but prior year claims development was less favourable.

Corporate and distribution

Our corporate and distribution segment primarily includes the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure) and other activities.

Table 9

	Three months ended September 30			**Nine months ended September 30**		
	2007	**2006**	**Change**	**2007**	**2006**	**Change**
Distribution income	**25.9**	25.7	0.8%	**82.2**	75.0	9.6%
Distribution expenses	**21.3**	19.0	12.1%	**64.0**	51.3	24.8%
Distribution earnings	**4.6**	**6.7**	**(31.3)%**	**18.2**	**23.7**	**(23.2)%**
Other income, net	**1.6**	2.0	(20.0)%	**24.3**	10.5	131.4%
Interest on debt	**-**	1.4	(100.0)%	**-**	5.3	(100.0)%
Income before income taxes	**6.2**	**7.3**	**(15.1)%**	**42.5**	**28.9**	**47.1%**

Other income for the first nine months includes a reduction to a provision established for a prior year divestiture that became redundant. The total reduction was $28.0 million in 2007, which was recorded in the first and second quarters.

SECTION 6 – SUMMARY OF QUARTERLY RESULTS

Table 10

	2007			2006				2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Written insured risks (thousands)	**1,273.1**	1,399.7	950.4	1,051.1	1,242.9	1,356.1	914.9	1,012.7
Direct premiums written (excluding pools)	**1,091.2**	1,209.8	846.3	955.6	1,059.1	1,166.4	812.5	913.6
Total revenues	**1,091.3**	1,152.2	1,099.6	1,095.8	1,080.2	1,096.7	1,133.8	1,111.6
Underwriting income	**28.7**	92.3	40.3	62.3	95.9	165.6	79.9	126.3
Net income	**92.0**	194.3	126.2	109.4	156.8	205.9	185.9	196.9
Combined ratio (%)	**97.1**	90.6	95.8	93.6	89.9	82.7	91.5	86.9
EPS-basic/diluted (dollars)	**0.74**	1.56	0.95	0.82	1.17	1.54	1.39	1.47
(Favourable) prior year claims development	**(20.7)**	(37.6)	(12.2)	(24.3)	(69.1)	(39.5)	(37.0)	(49.0)

Seasonal indicator

The insurance business is seasonal in nature. While our underwriting revenues are generally stable from quarter to quarter, underwriting income is typically higher in the second and third quarters of each year. This is driven by lower combined ratios in those periods, which is reflected in the seasonal index below.

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio.

Table 11

	2006	2005	2004	2003	Four-year average
Q1	1.02	1.02	1.10	1.06	1.05
Q2	0.93	0.94	0.92	0.95	0.93
Q3	1.01	1.02	0.98	0.96	0.99
Q4	1.05	1.01	1.01	1.04	1.03

SECTION 7 – FINANCIAL CONDITION

7.1 Balance Sheet Analysis

The table below shows the balance sheets as reported on December 31, 2006, January 1, 2007 (after adopting the new accounting standards) and September 30, 2007.

Table 12

	As at		
	Sept. 30, 2007	Jan. 1, 2007	Dec. 31, 2006
Cash and cash equivalents	1.4	125.9	125.9
Invested assets	7,266.8	7,503.9	7,241.9
Premiums receivables	1,506.3	1,366.9	1,366.9
Accrued interest and dividend income	57.5	51.1	51.1
Other receivables	347.3	282.8	282.8
Deferred acquisition costs	386.8	372.8	372.8
Reinsurance assets	268.5	290.1	288.1
Other assets	260.0	246.0	246.0
Income taxes receivable	132.4	54.1	54.1
Future income tax asset	74.0	55.5	119.2
Intangible assets and goodwill	223.0	228.5	228.5
Total assets	**10,524.0**	**10,577.6**	**10,377.3**
Claims liabilities	3,979.2	3,841.5	3,823.5
Unearned premiums	2,403.9	2,264.1	2,264.1
Other liabilities	918.4	922.4	844.9
Income taxes payable	24.1	24.0	24.0
Total liabilities	**7,325.6**	**7,052.0**	**6,956.5**
Share capital	1,101.9	1,183.9	1,183.9
Contributed surplus	98.3	93.5	93.5
Retained earnings	2,029.1	2,139.1	2,143.4
AOCI	(30.9)	109.1	-
Total shareholders' equity	**3,198.4**	**3,525.6**	**3,420.8**
Total liabilities and shareholders' equity	**10,524.0**	**10,577.6**	**10,377.3**
Book value per share (dollars)	**25.70**	**26.40**	**25.58**

The following analysis of the balance sheet is divided in two sections, one describing the impact of the adoption of new accounting standards as described below on January 1, 2007 and one describing the significant variances on selected items at the end of the third quarter 2007.

Impact of the adoption of new accounting standards on January 1, 2007

The adoption of new accounting standards on January 1, 2007 has increased net assets by $104.8 million as follows:

- Invested assets increased by $262.0 million to reflect the difference between their book values and fair values on December 31, 2006. Also included is the value of derivatives embedded in our preferred shares which was not previously recognized for $71.6 million, as well as a $9.2 million reduction of fair values to reflect bid/ask prices rather than closing prices in the valuation of investments. Historically, we disclosed fair values of invested assets based on closing prices.
- Claims liabilities increased by $18.0 million to reflect discounting at rates reflecting market conditions rather than book rates as was the case in prior periods. The adjustment also affects reinsurance assets as the reinsurers' share of the claims liabilities was increased by $2.0 million for the same reasons.
- Other liabilities increased by $77.6 million to reflect the difference between the book values and fair values of short securities and the value of the embedded derivatives discussed above of $71.6 million.
- The changes above were all tax-affected and as a result, the future income tax asset was reduced by $63.7 million.

The impact of the above changes is reflected in different accounts of shareholders' equity depending on whether they are classified as held-for-trading or available for sale. In summary:

- Retained earnings were reduced by $4.3 million, due to the changes which relate to instruments classified or designated as held-for-trading and net claims liabilities.
- AOCI, a new component of shareholders' equity, increased by $109.1 million being the change related to assets classified as available for sale (see table 14).

Review of selected accounts at the end of the third quarter compared to January 1, 2007

Invested assets decreased $237.1 million mainly due to the share buyback of $501.1 million in the first quarter. At September 30, 2007, ING Canada held no commercial paper.

Other receivables, deferred acquisition costs and **unearned premiums** are higher due to the seasonality of sales between quarters. A portion of deferred acquisition costs related to prior acquisitions were reclassified to goodwill during the second quarter.

Income taxes receivable are higher due to the timing of tax payments.

Claims liabilities are up slightly in the quarter due to a higher number of policies in force. Note 4 of the Unaudited Interim Consolidated Financial Statements provides a reconciliation of the changes in claims liabilities.

Market yield adjustment

Claims liabilities are measured using accepted actuarial practice, taking into account the time value of money and provisions for adverse deviations. Changes in these estimates will affect the valuation of claims liabilities. Prior to 2007, claims liabilities were discounted using book rates which were generally adjusted annually. Claims liabilities are now discounted at rates reflecting current market conditions, following the adoption of new accounting principles introduced at the beginning of the year. A significant increase in interest rates, primarily in the second quarter, resulted in a $40.5 million reduction of claims liabilities which had a positive impact on underwriting income and net operating income, year to date. Of the $40.5 million year to date, $30.7 million affected prior year claims development.

Under the new accounting standards, we have classified certain debt securities as held-for-trading. The effect of changes in the market value of these securities is reflected in income. Year to date, the impact on net income was minimal because the adjustments to held-for-trading debt securities and claims liabilities largely offset each other.

The following table shows the development of the claims liabilities for the 10 most recent accident years, with subsequent development during the periods. The original reserve estimates are revaluated quarterly for redundancy or deficiency. This revaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claims liabilities for claims still open or claims still unreported.

Table 13

	Accident Year										
	Total	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997 & -
Original reserve		1,178.0	1,118.8	1,117.7	973.2	838.6	729.0	655.5	587.0	548.1	1,276.9
(Favourable) unfavourable development during Q3 2007	(20.7)	(11.1)	(4.9)	(12.7)	0.1	3.5	(0.5)	3.8	(2.6)	6.2	(2.3)
As a % of original reserve		(0.9)%	(0.4)%	(1.1)%	0.0%	0.4%	(0.1)%	0.6%	(0.4)%	1.1%	(0.2)%
(Favourable) unfavourable development during YTD 2007	(70.5)	6.4	(25.2)	(29.4)	(3.9)	1.0	(6.0)	(0.9)	3.6	(6.2)	(9.9)
As a % of original reserve		0.5%	(2.3)%	(2.6)%	(0.4)%	0.1%	(0.8)%	(0.1)%	0.6%	(1.1)%	(0.8)%
Cumulative development		6.4	(83.1)	(220.4)	(178.4)	(17.3)	43.0	35.5	43.2	(14.6)	(179.9)
As a % of original reserve		0.5%	(7.4)%	(19.7)%	(18.3)%	(2.1)%	5.9%	5.4%	7.4%	(2.7)%	(14.1)%

The $18.0 million decrease in direct claims liabilities related to the transition to new accounting standards was added to the opening claims liabilities but is reflected in the table above only for the portion ($4.9 million) that relates to the 2006 accident year. Other original reserve amounts have not been restated in this table.

Shareholders' equity was reduced significantly as a result of the share buyback. The total cost of the purchase was $501.1 million, including expenses net of income taxes. An amount of $82.0 million was deducted from share capital and the remainder from retained earnings. The unaudited interim statement of changes in shareholders' equity provides a complete reconciliation of the changes that occurred during the quarter. There were 124,472,761 outstanding common shares on September 30, 2007 and November 6, 2007.

Accumulated other comprehensive income (loss) is a new component of shareholders' equity. It reflects the unrealized gains or losses related to available for sale assets.

Table 14

	Nine months ended September 30		
	Pre-tax	**Taxes**	**After-tax**
Unrealized gains as reported on December 31, 2006	201.3	n/a	n/a
Items not included in AOCI	(2.8)	n/a	n/a
Reduction to recognize fair values at the bid/ask price	(9.2)	n/a	n/a
Transfers to retained earnings for held-for-trading instruments	(14.8)	n/a	n/a
Opening AOCI balance on January 1, 2007	174.5	(65.4)	109.1
Changes in fair values during the period	(97.7)	33.6	(64.1)
Realized gains reclassified to income during the period	(122.6)	46.7	(75.9)
AOCI as at September 30, 2007	**(45.8)**	**14.9**	**(30.9)**

The table above shows how unrealized gains reported as at December 31, 2006 have been treated at the transition date and subsequently in the first nine months of the year. On transition, the fair values were adjusted downwards to reflect bid/ask prices rather than closing prices. Unrealized gains on held-for-trading instruments were transferred to retained earnings on January 1, 2007 consistent with the new accounting standards. These unrealized gains will not flow through the income statement in the future.

Unrealized gains on available for sale assets were $174.5 million after transition on January 1, 2007. During the first nine months of the year, the Company sold available for sale assets resulting in realized net gains of $75.9 million. These were transferred to net gains on invested assets and other gains in the income statement. Available for sale assets lost value during the first nine months of the year due to unfavourable capital market conditions, representing a reduction of $64.1 million in AOCI.

7.2 Liquidity and Capital Resources

Cash Flows and Liquidities

Table 15

	Three months ended September 30			Nine months ended September 30		
Selected inflows and (outflows)	**2007**	**2006**	**Change**	**2007**	**2006**	**Change**
Operating activities:						
Cash provided by operating activities	**299.2**	196.0	52.6%	**403.8**	327.0	23.5%
Investing activities:						
Proceeds from the sale of invested assets, net of (purchases)	**(255.2)**	(177.5)	43.8%	**103.5**	(362.5)	(128.6)%
Financing activities:						
Dividends paid	**(33.6)**	(33.4)	0.6%	**(103.3)**	(100.3)	3.0%
Redemption of common shares for cancellation	**-**	-	-	**(501.1)**	-	n/a
Cash at the end of the quarter	**1.4**	12.8	(89.1)%	**1.4**	12.8	(89.1)%

In the third quarter and year to date, cash flows from operating activities were entirely reinvested except for dividends paid.

In the first quarter, the share buyback used $501.1 million of cash. Year to date, dividends paid used another $103.3 million. To cover these outflows, the Company sold invested assets of $103.5 million, most of which were held in short-term notes.

Capital Management

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $459.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at September 30, 2007. During the third quarter, the P&C subsidiaries paid dividends of $19.0 million net of capital injections to the holding company, thus reducing the excess over MCT.

The following table presents the minimum capital test of our insurance subsidiaries with a total for all companies.

Table 16

MCT – P&C COMPANIES

	ING Insurance	Belair Insurance	Nordic Insurance	ING Novex Insurance	Trafalgar Insurance	Total
At September 30, 2007						
Total capital available	**959.8**	**197.7**	**835.1**	**148.7**	**132.0**	**2,273.3**
Total capital required	**535.5**	**97.2**	**448.2**	**68.1**	**60.2**	**1,209.2**
Excess capital	**424.3**	**100.5**	**386.9**	**80.6**	**71.8**	**1,064.1**
MCT %	**179.2%**	**203.5%**	**186.3%**	**218.4%**	**219.2%**	**188.0%**
Excess at 150%	**156.5**	**51.9**	**162.8**	**46.6**	**41.7**	**459.5**
At December 31, 2006						
Total capital available	1,073.7	282.0	966.8	49.3	61.7	2,433.5
Total capital required	554.5	104.8	466.8	14.4	18.2	1,158.7
Excess capital	519.2	177.2	500.0	34.9	43.5	1,274.8
MCT %	**193.6%**	**269.0%**	**207.1%**	**341.2%**	**338.8%**	**210.0%**
Excess at 150%	242.0	124.8	266.7	27.6	34.4	695.5

On February 13, 2007, the Board of Directors increased the Company's quarterly dividend by $0.02 to $0.27, an 8.0% increase. A quarterly cash dividend of $0.27 per common share was paid on March 30, 2007, June 29, 2007 and September 28, 2007.

Credit ratings

ING Canada Group has an A+ (Superior) rating from A.M. Best, which was reaffirmed on July 3, 2007. Our primary insurance subsidiaries are rated A+ by Standard & Poor's, which was reaffirmed on October 31, 2007. Although the Company does not have any senior unsecured debt, DBRS has assigned a rating of A (low).

SECTION 8 – ACCOUNTING AND DISCLOSURE MATTERS

8.1 Internal Control over Financial Reporting

No changes in the Company's internal control over financial reporting occurred during the interim period ending on September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

8.2 Critical Accounting Estimates and Assumptions

There are no new critical accounting estimates or assumptions compared to the information provided in the annual MD&A. However, some estimates were modified or applied differently following the adoption of the new accounting standards related to financial instruments:

- Net claims liabilities are now discounted using a rate reflecting market condition instead of a book rate. The value of the net claims liabilities carried on the consolidated balance sheet was then impacted.
- The changes in fair values of invested assets designated or classified as held-for-trading are now fully recognized in the consolidated statement of income, therefore impairment does not apply to these assets any longer. The impairment of invested assets is then applicable only to invested assets designated as available for sale and to loans.
- The derivatives embedded in our preferred shares are now carried separately from these preferred shares. The fair values of these embedded derivatives are determined based on valuation techniques requiring judgment. See table 5 in section 4.

8.3 Impact of New Accounting Standards

Financial Instruments, Comprehensive Income and Hedges

Effective January 1, 2007, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The new provisions affected our accounting for financial instruments and hedges and introduced a new statement of comprehensive income and a new component of AOCI within our shareholders' equity. The impact on the Company's financial statements has been fully discussed earlier in the MD&A. Complementary information is presented below.

As per the standards, we classified or designated our financial assets and liabilities as held-for-trading, available for sale or loans and receivables.

- For assets classified as available for sale, the unrealized changes in fair values are reflected in other comprehensive income until the financial asset is disposed of, or becomes impaired. A portion of unrealized net gains as at January 1, 2007, was accounted for as an opening adjustment to AOCI.
- We designated a portion of our invested assets supporting net claims liabilities, as held-for-trading, under which the unrealized gains and losses are recognized in income. Such classification reduces income statement volatility related to the changes in fair values of net claims liabilities as described below. Other financial assets and liabilities, including all derivatives and embedded derivatives, are

also classified as held-for-trading according to the new standards. Unrealized net gains related to investments designated or classified as held-for-trading as at January 1, 2007, have been accounted for as an adjustment to retained earnings.

- The net claims liabilities have been discounted using a rate reflecting market conditions instead of a book rate and an adjustment to the amount of net claims liabilities as at January 1, 2007, has been recorded to retained earnings following the change.
- Certain instruments have been designated as loans and receivables. These classifications had no significant impact as the invested assets continue to be carried at amortized cost.
- For our insurance subsidiaries, the Superintendent of Financial Institutions, Canada has imposed certain restrictions under guideline D-10, on the classification of assets as held-for-trading and we have respected these requirements.

Accounting Changes

Effective January 1, 2007, we applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies will be made only if they result in reliable and more relevant information.

Variability in Variable Interest Entities

Effective January 1, 2007, we applied the Emerging Issues Committee ("EIC") Abstract No. 163, "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on our consolidated financial statements.

Harmonization of Canadian GAAP to International Financial Reporting Standards

In 2005, the Accounting Standards Board finalized its strategic plan for financial reporting in Canada whereby Canadian GAAP will converge with International Financial Reporting Standards over a five-year period. After this transitional period, we will cease to use Canadian GAAP. The Company will continue to monitor the changes resulting from this transition.

SECTION 9 – RISK MANAGEMENT PRINCIPLES AND RESPONSIBILITIES

There were no significant changes from the information provided in the annual MD&A.

SECTION 10 – OTHER MATTERS

10.1 Related Party Transactions

We have ongoing transactions with related parties consisting mostly of:

- Management and advisory services;
- Reinsurance by an affiliated company; and
- Financing.

These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Note 6 to the accompanying Unaudited Interim Consolidated Financial Statements provides additional information on related party transactions.

10.2 Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the accuracy of analyst earnings estimates or the consensus figure based upon such estimates; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

FILE NO. 82-35053

ING Canada Inc.

Unaudited interim consolidated financial statements

Third quarter 2007

ING Canada Inc.

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of dollars)

	September 2007	December 2006
Assets		
Cash and cash equivalents	$ 1,439	$ 125,954
Invested assets (note 3)		
Debt securities	3,760,781	3,972,243
Equity securities	3,301,524	3,040,848
Loans and equity investments	204,468	228,847
	7,266,773	7,241,938
Premium receivables	1,506,259	1,366,942
Accrued interest and dividend income	57,542	51,068
Other receivables	347,330	282,828
Deferred acquisition costs	386,778	372,772
Reinsurance assets	268,489	288,052
Other assets	260,001	245,992
Income taxes receivable	132,440	54,134
Future income tax asset	73,953	119,196
Intangible assets	63,561	66,294
Goodwill	159,474	162,099
	$ 10,524,039	$ 10,377,269
Liabilities		
Claims liabilities (note 4)	$ 3,979,193	$ 3,823,539
Unearned premiums	2,403,899	2,264,118
Other liabilities	918,373	844,873
Income taxes payable	24,154	23,984
	7,325,619	6,956,514
Shareholders' equity		
Share capital (note 5)	1,101,881	1,183,846
Contributed surplus	98,317	93,534
Retained earnings	2,029,163	2,143,375
Accumulated other comprehensive loss	(30,941)	-
	3,198,420	3,420,755
	$ 10,524,039	$ 10,377,269

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of dollars, except as otherwise noted)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Revenues				
Premiums written				
Direct	$ 1,081,161	$ 1,038,132	$ 3,140,312	$ 3,026,781
Ceded	23,658	24,431	72,262	72,470
Net	1,057,503	1,013,701	3,068,050	2,954,311
Changes in net unearned premiums	(63,473)	(59,248)	(140,692)	(107,265)
Net premiums earned	994,030	954,453	2,927,358	2,847,046
Interest and dividend income	89,527	84,823	272,977	251,118
Net (losses) gains on invested assets and other gains	(2,836)	35,757	76,843	178,219
Distribution and other	10,531	5,209	66,014	34,249
	1,091,252	1,080,242	3,343,192	3,310,632
Expenses				
Underwriting				
Claims	685,713	576,521	1,912,573	1,631,854
Commissions	135,574	139,108	436,774	457,030
Premium taxes	34,298	33,894	101,899	99,162
General expenses	109,717	108,999	314,759	317,485
	965,302	858,522	2,766,005	2,505,531
Distribution and other	9,148	1,673	38,148	16,960
Interest	-	1,328	-	5,309
	974,450	861,523	2,804,153	2,527,800
Income before income taxes	116,802	218,719	539,039	782,832
Income taxes	24,801	61,884	126,475	234,155
Net income	$ 92,001	$ 156,835	$ 412,564	$ 548,677
Unrealized losses on available for sale securities				
Increase during the period	(43,689)	-	(97,665)	-
Income taxes	11,068	-	33,630	-
	(32,621)	-	(64,035)	-
Reclassified to income				
Realized gains	(14,540)	-	(122,662)	-
Income taxes	5,665	-	46,684	-
	(8,875)	-	(75,978)	-
Other comprehensive loss	(41,496)	-	(140,013)	-
Comprehensive income	$ 50,505	$ -	$ 272,551	$ -
Earnings per share, basic and diluted (dollars)	$ 0.74	$ 1.17	$ 3.24	$ 4.10
Dividends per share (dollars)	0.27	0.25	0.81	0.75
Basic and diluted average number of common shares (in thousands)	124,473	133,732	127,457	133,732

ING Canada Inc.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of dollars)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2006	**$ 1,183,846**	**$ 93,534**	**$ 2,143,375**	**$ -**	**$ 3,420,755**
Transition adjustments (note 2)	**-**	**-**	**(4,274)**	**109,072**	**104,798**
Comprehensive income	**-**	**-**	**412,564**	**(140,013)**	**272,551**
Common shares purchased for cancellation (note 5)	**(81,965)**	**-**	**(419,179)**	**-**	**(501,144)**
Dividends paid	**-**	**-**	**(103,323)**	**-**	**(103,323)**
Stock-based compensation	**-**	**4,783**	**-**	**-**	**4,783**
Balance as at September 30, 2007	**$ 1,101,881**	**$ 98,317**	**$ 2,029,163**	**$ (30,941)**	**$ 3,198,420**
Balance as at December 31, 2005	$ 1,183,846	$ 89,713	$ 1,619,054	$ -	$ 2,892,613
Net income	-	-	548,677	-	548,677
Dividends paid	-	-	(100,299)	-	(100,299)
Stock-based compensation	-	3,038	-	-	3,038
Balance as at September 30, 2006	$ 1,183,846	$ 92,751	$ 2,067,432	$ -	$ 3,344,029

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2007	**2006**	**2007**	**2006**
Operating activities				
Net income	**$ 92,001**	$ 156,835	**$ 412,564**	$ 548,677
Adjustments for non-cash items	**75,337**	3,048	**125,702**	(31,664)
Changes in net claims liabilities	**97,427**	46,424	**158,380**	28,774
Changes in other operating assets and liabilities	**34,470**	(10,263)	**(292,801)**	(218,819)
Cash provided by operating activities	**299,235**	196,044	**403,845**	326,968
Investing activities				
Proceeds from sale of invested assets	**1,710,997**	4,283,491	**9,465,215**	13,991,732
Purchase of invested assets	**(1,966,190)**	(4,460,971)	**(9,361,667)**	(14,354,253)
Proceeds from sale and leaseback of properties	**-**	174	**-**	29,977
Purchase of property and equipment and other	**(14,609)**	(31,111)	**(27,441)**	(95,457)
Cash (used in) provided by investing activities	**(269,802)**	(208,417)	**76,107**	(428,001)
Financing activities				
Purchase of common shares for cancellation	**-**	-	**(501,144)**	-
Dividends paid	**(33,608)**	(33,433)	**(103,323)**	(100,299)
Debt repayment	**-**	(127,000)	**-**	(127,000)
Cash used in financing activities	**(33,608)**	(160,433)	**(604,467)**	(227,299)
Net decrease in cash and cash equivalents	**(4,175)**	(172,806)	**(124,515)**	(328,332)
Cash and cash equivalents, beginning of period	**5,614**	185,612	**125,954**	341,138
Cash and cash equivalents, end of period	**$ 1,439**	$ 12,806	**$ 1,439**	$ 12,806

(in thousands of dollars, except as otherwise noted)

1. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

2. New accounting policies

a) Financial instruments, comprehensive income and hedges

The Company adopted on January 1, 2007, the new provisions of the Canadian Institute of Chartered Accountants ("CICA") handbook on accounting for financial instruments, including sections 3855 "*Financial Instruments – Recognition and Measurement*", 3865 "*Hedges*" and 1530 "*Comprehensive income*".

The impact of these changes, as explained in detail below, was significant on the Company's interim consolidated balance sheet and note disclosures. The impact was however not significant on the Company's interim consolidated statement of income except for the recognition of unrealized gains and losses on held-for-trading securities and embedded derivatives (see table 7.1). The Company also changed some grouping and descriptions in its consolidated financial statements to better disclose its financial position and results.

i) Transition adjustments

The new standards were applied on January 1, 2007 on a retroactive basis without prior period restatement, in accordance with the applicable transitional provisions. The significant changes were:

1. Classification or designation of all financial assets and liabilities in one of these three categories:
   - available for sale ("AFS")
   - held-for-trading ("HFT")
   - loans and receivables

2. Revaluation of most of the AFS assets and all the HFT assets and liabilities at their fair value and these, under the new standards, are determined based on the bid or ask price, respectively. The Company was previously disclosing fair values based on the closing price. The differences between the book values at December 31, 2006 and the fair values at January 1, 2007 were recorded either in opening retained earnings or opening accumulated other comprehensive income ("AOCI"), according to the classification or designation of the specific asset or liability.

3. As a consequential effect of the changes above, the claims liabilities, net of reinsurance ("net claims liabilities") were recalculated at January 1, 2007 using a rate reflecting market condition instead of a book rate. The difference between the amount of net claims at December 31, 2006 and at January 1, 2007 was recorded as a transition adjustment in opening retained earnings.

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.1 Transition adjustments per balance sheet item

	December 31, 2006	Transition adjustments	January 1, 2007
Assets			
Invested assets			
Debt securities	3,972,243	21,760	3,994,003
Equity securities	3,040,848	240,250	3,281,098
Mortgage loans	57,218	-	57,218
Broker loans and equity investments	171,629	-	171,629
	7,241,938	262,010	7,503,948
Reinsurance assets	270,369	2,032	272,401
Future income tax asset	112,187	(63,682)	48,505
		200,360	
Liabilities			
Other liabilities			
Short securities	57,093	5,142	62,235
Derivative financial instruments	3,522	824	4,346
Embedded derivatives	-	71,636	71,636
Claims liabilities	3,823,539	17,960	3,841,499
		95,562	
Shareholders' equity			
Retained earnings	2,143,375	(4,274)	2,139,101
Accumulated other comprehensive income	-	109,072	109,072
		104,798	
		200,360	

Table 2.2 Classification and designation at January 1, 2007

	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	713,475	-	-	-	713,475
Fixed income securities	1,248,268	-	2,032,260	-	3,280,528
Equity securities					
Preferred shares	1,583,645	-	-	-	1,583,645
Common shares	1,407,031	73,914	216,508	-	1,697,453
Loans and equity investments					
Mortgage loans	-	-	-	57,218	57,218
Broker loans and equity investments	14,764	-	-	156,865	171,629
Short securities, derivative financial instruments and embedded derivatives	-	(138,217)	-	-	(138,217)
Total	4,967,183	(64,303)	2,248,768	214,083	7,365,731

(in thousands of dollars, except as otherwise noted)

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Table 2.3 Transition adjustments at January 1, 2007 (net of income taxes) per classification and designation

	AFS	Classified as HFT	Designated as HFT	Net claims liabilities	Total
Retained earnings	678	1,106	4,624	(10,682)	(4,274)
Accumulated other comprehensive income	109,072	-	-	-	109,072
	109,750	1,106	4,624	(10,682)	104,798

ii) Accounting policies now applied

As per the new accounting standards, the Company classified or designated all its financial assets and liabilities as AFS, HFT or loans and receivables as at January 1, 2007 (see current designation in table 3.1). Each of these categories involve different accounting treatments.

The principal changes and consequential changes in the accounting due to the adoption of these accounting standards are described below.

AFS financial assets

AFS financial assets are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded, net of income taxes, in other comprehensive income (loss) ("OCI") until the financial asset is disposed of, or has become other than temporarily ("OTT") impaired. As long as an AFS asset is held and not OTT impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). When the asset is disposed of, or has become OTT impaired, the gain or loss is recognized in the consolidated statement of income as net gains on invested assets and other gains and, accordingly, the amount is deducted from OCI. Gains and losses on the sale of AFS assets are calculated on a first in, first out basis.

HFT financial assets and liabilities

HFT financial assets and liabilities are carried at fair value on the consolidated balance sheet starting on the trade date and the changes in fair values are recorded in the consolidated statement of income as net gains on invested assets and other gains.

HFT financial assets and liabilities are purchased or incurred with the intention of generating profits in the near term ("classified as HFT") or are voluntarily so designated by the Company ("designated as HFT").

The Company designated a portion of its fixed income securities that are supporting net claims liabilities as HFT. This designation will reduce the volatility of the consolidated statement of income related to the fluctuations in fair values of underlying net claims liabilities. Common shares used in a specific strategy were also designated as HFT to offset the fluctuations in fair values of their underlying derivative financial instruments.

Other financial assets and liabilities, including all derivative financial instruments and embedded derivatives (see below), were classified as HFT according to the new standards.

2. New accounting policies (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Loans and receivables

Certain financial assets were designated as loans and receivables. These financial assets are accounted for at amortized cost using the effective interest rate method. As long as a loan or receivable is held and not impaired, the gains and losses are not recognized in the consolidated statement of income (see current unrecognized gains and losses in table 3.2). These designations are consistent with the accounting policies under the prior standards.

Net claims liabilities

Net claims liabilities were previously discounted using the book yield of their supporting invested assets, which was consistent with the accounting treatment of these assets carried at amortized cost. Under the new accounting standards, these supporting assets are now carried at their fair value. As a consequential change of the adoption of the new accounting standards, the discount rate now used for net claims liabilities reflects the market yield of the supporting assets, which is consistent with the new accounting treatment of these assets.

Derivative financial instruments and hedge accounting

Derivative financial instruments are used for risk management ("non-trading") purposes and for trading purposes. Currency swaps and forwards, and certain total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and certain total return swaps are held for trading purposes.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions and the method to be used to measure its effectiveness. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative financial instrument is terminated or sold. Under the previous standards, the fair value of the derivative financial instrument was then accounted for and the related gain or loss was deferred to be included in the consolidated statement of income during the periods in which the hedged item affected earnings. Should the hedged item cease to exist; the gains or losses deferred until then are immediately charged to income. Under the new standards, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statement of income based on a recalculated effective interest rate over the residual period to maturity; unless the hedged item has been derecognized in which case it is released to the consolidated statement of income immediately.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

(iii) The Company uses hedge accounting only for certain currency swaps used to manage foreign exchange risk related to certain investments in U.S. dollars. Under the previous standards, these derivative financial instruments were recognized at cost and foreign exchange gains and losses related to the hedged items were not recognized until they were settled. Under the new standards, the derivative financial instruments are carried at fair value in the consolidated balance sheet and changes in their fair value are recorded in the consolidated statement of income. The hedged assets are carried at fair value in the consolidated balance sheet and the changes in their fair value attributable to the hedged risk, according to the accounting treatment of the hedging instrument, are recognized also in the consolidated statement of income and the changes in the fair value attributable to other risks are recognized in OCI. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the consolidated statement of income.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statement of income during the period in which they arise.

These changes in accounting policies for derivative financial instruments and hedge accounting had no significant impact on the Company's consolidated financial statements.

Embedded derivatives

A derivative instrument may be embedded in another financial instrument (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivative financial instruments when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivatives are the same as those of a stand-alone derivative financial instrument, and the combined contract is not designated or classified as HFT. These embedded derivatives are accounted for as other HFT financial assets and liabilities.

As a result of this new accounting standard for embedded derivatives, the Company now accounts for the redemption options embedded in some perpetual preferred shares separately from the host instrument.

Comprehensive income

The consolidated statement of comprehensive income is a new financial statement. This new statement reflects the net income as adjusted, net of income taxes, for the AFS asset changes in fair values during the period less the amount recognized in the consolidated statement of income during the period. Such an adjustment is called OCI and is not included in the earnings per share calculations.

Accumulated other comprehensive income (loss)

The accumulated OCI ("AOCI") is a new component of the shareholders' equity and represents the accumulated changes in fair values, net of income taxes, of AFS assets that are not yet recognized in the consolidated statement of income.

2. Accounting changes (continued)

a) Financial instruments, comprehensive income and hedges (continued)

Revenue and expenses recognition

Under previous standards, transaction costs were capitalized on initial recognition. Under the new standards, the transaction costs are now expensed as incurred for financial instruments classified or designated as HFT. For other financial instruments, transaction costs are still capitalized on initial recognition.

The effective interest method of amortization is used for any transaction cost capitalized on initial recognition and for the premiums or discounts earned or incurred for loans and AFS securities.

Determination of fair value

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received.

Subsequent to initial recognition, the fair values are determined based on available information. When a quoted active market exists, the fair values of financial assets are based on bid prices and the fair values of financial liabilities, namely short securities and some derivative financial instruments, are based on ask prices. When independent prices are not available, the fair values of securities HFT are determined by using valuation techniques commonly used by market participants, which refer to observable market data, and AFS equity securities are then carried at cost. Valuation techniques commonly used by market participants includes as well comparisons with similar instruments where market observable prices exist, discounted cash flow analysis and option pricing models.

If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive at which time it is recorded as a financial asset, or it is extinguished. These changes in classifications occur mainly to derivative financial instruments (see current classification in the consolidated balance sheet of derivative financial instruments in table 3.3). Derivative financial instruments with positive fair values are recorded as other receivables and those with negative fair values are recorded as other liabilities.

b) Other changes in accounting policies

Effective January 1, 2007, the Company applied the revised provisions of the CICA handbook section 1506 "*Accounting changes*". Accordingly, voluntary changes in accounting policies are made only if they result in reliable and more relevant information. No voluntary changes were made in 2007.

The Company also applied the Emerging Issues Committee ("EIC") Abstract No. 163 "*Determining the Variability to be Considered in Applying AcG-15*". This EIC provides additional clarification on how to analyze and consolidate variable interest entities. The impact was not significant on the Company's consolidated financial statements.

c) Future accounting changes not yet applied

The CICA issued a new accounting standard, section 1535 *"Capital Disclosures"*, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Company beginning January 1, 2008.

(in thousands of dollars, except as otherwise noted)

2. Accounting changes (continued)

c) Future accounting changes not yet applied (continued)

Effective January 1, 2008, the Company will also apply the new CICA handbook sections 3862 *"Financial Instruments – Disclosure"* and 3863 *"Financial Instruments – Presentation"* revising and enhancing actual disclosure requirements. The new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

d) Comparative figures

During the second quarter, the Company reclassified to goodwill certain deferred acquisition costs, net of income taxes. The reclassification had no significant impact on the consolidated statement of income.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

3. Invested assets and other financial instruments

a) Invested assets by designation

Table 3.1

As at September 2007	AFS	Classified as HFT	Designated as HFT	Loans	Total
Debt securities					
Short-term notes	-	-	-	-	-
Fixed income securities	2,090,055	-	1,670,726	-	3,760,781
Equity securities					
Preferred shares	1,528,906	-	-	-	1,528,906
Common shares	1,462,461	88,891	221,266	-	1,772,618
Loans and equity investments	12,947	-	-	191,521	204,468
	5,094,369	88,891	1,891,992	191,521	7,266,773

Fixed income securities totaling $79,005 (December 2006 – carrying value of $60,878, fair value of $60,896) are pledged as collateral for short securities of $77,855 (December 2006 – carrying value of $57,093, fair value of $62,289).

(in thousands of dollars, except as otherwise noted)

3. Invested assets and other financial instruments (continued)

b) Unrecognized gains and losses

Table 3.2

As at September 2007	Unamortized cost	Unrealized Gains	Unrealized Losses	Fair value
Debt securities	**3,774,623**	**10,707**	**24,549**	**3,760,781**
Equity securities	**3,318,227**	**117,910**	**134,613**	**3,301,524**
Loans and equity investments	**204,468**	**-**	**-**	**204,468**
	7,297,318	**128,617**	**159,162**	**7,266,773**

As at December 2006	Book value	Unrealized Gains	Unrealized Losses	Fair value
Debt securities	3,972,243	30,639	7,772	3,995,110
Equity securities	3,040,848	238,296	61,574	3,217,570
Loans and equity investments	228,847	1,738	-	230,585
	7,241,938	270,673	69,346	7,443,265

c) Positive and negative fair values of derivative financial instruments

Table 3.3

As at September 2007	Fair values Positive	Fair values Negative
Designated as fair value hedge	**2,654**	**-**
Not designated in a hedging relationship	**14,270**	**23,198**

As at December 2006	Fair values Positive	Fair values Negative
Designated as fair value hedge	-	824
Not designated in a hedging relationship	1,585	3,522

4. Claims liabilities

Table 4.1 presents direct claims liabilities movements.

Table 4.1

	For the three months ended September 30		For the nine months ended September 30	
	2007	**2006**	**2007**	**2006**
Claims liabilities, beginning of period	**3,878,744**	3,755,101	**3,823,539**	3,821,609
Transition adjustment (note 2)	**-**	-	**17,960**	-
Claims incurred	**708,836**	646,181	**1,988,442**	1,787,207
Prior year favorable claims development	**(17,223)**	(67,085)	**(75,626)**	(150,331)
Claims paid	**(591,164)**	(540,279)	**(1,775,122)**	(1,664,567)
Claims liabilities, end of period	**3,979,193**	3,793,918	**3,979,193**	3,793,918

(in thousands of dollars, except as otherwise noted)

5. Share capital

The Company completed a substantial issuer bid under which it purchased for cancellation, on March 30, 2007, 9,259,239 of its common shares at $54.00 per share for a total consideration of $500,000 plus fees of $1,144, net of income taxes. Total cost paid, including fees, was first charged to share capital to the extent of the average carrying value of the common shares purchased for cancellation and the excess was charged to retained earnings.

a) Issued and outstanding

Table 5.1

	September 2007			December 2006		
	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	124,472,761	1,101,881	Unlimited	133,732,000	1,183,846
Class A	Unlimited	-	-	Unlimited	-	-
Special	One	1	-	One	1	-

b) Stock-based compensation

Table 5.2

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Long-term incentive plan (units)				
Outstanding, beginning of period	707,400	545,274	545,274	363,700
Change in estimate during the period	(4,350)	1,487	157,776	183,061
Outstanding, end of period	703,050	546,761	703,050	546,761
Employee share purchase plan (restricted shares)				
Outstanding, beginning of period	51,696	-	22,892	-
Awarded during the period	17,686	10,718	46,490	10,718
Vested during the period	(4,854)	-	(4,854)	-
Outstanding, end of period	64,528	10,718	64,528	10,718

6. Related party transactions

a) Revenues and expenses

Table 6.1

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Reinsurance ceded to related entities				
Ceded premiums earned	5,350	4,997	15,612	13,115
Ceded claims expenses	(525)	4,119	236	6,909
Expenses				
Commissions	9,220	8,337	26,772	23,495
General expenses	4,507	4,416	13,536	13,169
Interest	-	1,328	-	5,309

(in thousands of dollars, except as otherwise noted)

6. Related party transactions (continued)

b) Consolidated balance sheet amounts

Table 6.2

	September 2007	December 2006
Reinsurance receivable	646	4,252
Broker loans	83,675	62,985

7. Additional information

Table 7.1 presents additional information on consolidated statements of income and cash flows.

Table 7.1

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Consolidated statement of income				
Income from HFT financial instruments				
Interest	19,437	-	59,637	-
Dividends	2,489	-	8,704	-
Realized losses	(2,346)	-	(533)	-
Unrealized gains (losses)	7,872	-	(26,166)	-
Derivative financial instruments	(5,305)	-	1,173	-
Embedded derivatives	18,545	-	18,545	-
	40,692	-	61,360	-
Impairments	(28,326)	(3,848)	(42,223)	(13,457)
Amortization	(5,440)	(369)	(10,058)	(7,903)
Stock-based compensation	(1,577)	(1,128)	(4,783)	(3,038)
Employee future benefits	(1,803)	(710)	(5,411)	(1,915)
Consolidated statement of cash flows				
Income taxes paid	(2,150)	(65,316)	(141,742)	(245,668)
Interest paid	-	(3,982)	-	(7,963)

8. Segmented information

The Company has two reportable segments, the underwriting segment and the corporate and distribution segment.

The Company's core business activity is P&C insurance underwriting. Underwriting segment includes two lines of business: personal lines and commercial lines. Classes in personal lines include automobile and property. Classes in commercial lines encompass primarily automobile and other, primarily property and liability.

Corporate and distribution segment includes the results of the Company's broker operations and the results of other operations.

(in thousands of dollars, except as otherwise noted)

8. Segmented information (continued)

a) Results of the Company's reportable segments and their assets

Table 8.1

For the three months ended September 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	994,030	27,787	(17,256)	1,004,561
Expenses	965,302	21,557	(17,256)	969,603
Subtotal	28,728	6,230	-	34,958
Interest and dividend income				89,527
Invested assets management expenses				(4,847)
Net losses on invested assets and other gains				(2,836)
Total income before income taxes				**116,802**

For the three months ended September 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	954,453	27,450	(22,241)	959,662
Expenses	858,522	20,062	(22,241)	856,343
Subtotal	95,931	7,388	-	103,319
Interest and dividend income				84,823
Invested assets management expenses				(5,180)
Net gains on invested assets and other gains				35,757
Total income before income taxes				**218,719**

Table 8.2

For the nine months ended September 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	2,927,358	117,457	(51,443)	2,993,372
Expenses	2,766,005	65,488	(41,963)	2,789,530
Subtotal	161,353	51,969	(9,480)	203,842
Interest and dividend income				272,977
Invested assets management expenses				(14,623)
Net gains on invested assets and other gains				76,843
Total income before income taxes				**539,039**

For the nine months ended September 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Revenues	2,847,046	80,562	(46,313)	2,881,295
Expenses	2,505,531	51,716	(46,313)	2,510,934
Subtotal	341,515	28,846	-	370,361
Interest and dividend income				251,118
Invested assets management expenses				(16,866)
Net gains on invested assets and other gains				178,219
Total income before income taxes				**782,832**

(in thousands of dollars, except as otherwise noted)

8. Segmented information (continued)

a) Results of the Company's reportable segments and their assets (continued)

Table 8.3

As at September 30, 2007	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Goodwill	74,411	85,063	-	159,474
Invested assets	6,730,889	537,114	(1,230)	7,266,773
Other	2,869,415	242,515	(14,138)	3,097,792
Total assets	9,674,715	864,692	(15,368)	10,524,039

As at September 30, 2006	Underwriting	Corporate and distribution	Inter-segment eliminations	Total
Goodwill	74,411	77,417	-	151,828
Invested assets	6,598,259	674,967	(9,414)	7,263,812
Other	2,634,883	243,081	(12,731)	2,865,233
Total assets	9,307,553	995,465	(22,145)	10,280,873

b) Results by line of business

Table 8.4

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Direct premiums written				
Personal	814,069	760,858	2,286,030	2,146,335
Commercial	267,092	277,274	854,282	880,446
Underwriting income				
Personal	5,648	58,562	92,635	199,992
Commercial	23,080	37,368	68,718	141,523

Form 52-109F2 - Certification of Interim Filings

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark A. Tullis, Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

/s/ Mark A. Tullis

Mark A. Tullis
Chief Financial Officer

END